UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated February 11, 2021

2.	Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2020

Item 1

Earnings Release Q4 2020

Luxembourg, February 11, 2021

Resilient cash flow and customer growth

Group highlights Q4 2020

The financial highlights discussed and summarized in the table below are presented on an IFRS basis and therefore do not include the fully consolidated results from our Guatemala and Honduras joint ventures.

•	Most operating and financial metrics improved sequentially in Q4 compared to Q3 2020.

•	Revenue of $1,088 million in Q4 up from $1,026 million in Q3, reflecting a return to positive growth in prepaid mobile and continued recovery in other business lines.

•	Operating profit increased to $123 million in Q4 from $97 million in Q3 of 2020 but remained 4.3% lower year-on-year.

•	Robust cash flow generation and the partial monetization of Helios Towers stake were used to reduce debt, further strengthening the balance sheet.

Financial highlights ($ millions)	Q4 2020	Q4 2019	% change	FY 2020	FY 2019	% change
Revenue	1,088	1,150	(5.3)%	4,171	4,336	(3.8)%
Operating Profit	123	129	(4.3)%	446	575	(22.4)%
Net Loss attributable to owners	(56)	223	NM	(344)	149	NM

Latin America segment highlights1 – Q4 2020

Our Latin America (“Latam”) segment includes our Guatemala and Honduras joint ventures as if they were fully consolidated. These highlights and the table that follows include non-IFRS measures. See page 20 for a description of these measures and for reconciliations to the nearest equivalent IFRS measures.

•	In Mobile, record 2.3 million net additions to reach 42 million customers, with solid growth across most markets and especially in Colombia, where we expanded network coverage and capacity during 2020.

•	In Cable, robust HFC customer net additions of 103,000 in Q4 and 277,000 for the year.

•	Service revenue increased by $76 million sequentially to $1,394 million in Q4 compared to $1,318 million in Q3 2020, driven by continued recovery in most countries and business lines.

•	Service revenue declined 0.4% year-on-year organically in Q4 and 2.5% for the full year, a testament to the resilience of the business during a very challenging year.

•	Organic EBITDA growth turned positive at 1.0% in Q4, as EBITDA rose $53 million sequentially to $634 million compared to $581 million in Q3, reflecting the higher service revenue and sustained cost control.

•	OCF was $276 million in the quarter and $1,418 million for the full year, both slightly above 2019 levels and consistent with our goal to protect cash flow during the pandemic.

1 Service revenue, EBITDA, EBITDA margin, Capex, OCF and Organic growth are non-IFRS measures. See page 20 for a description of these measures and for reconciliations to the nearest equivalent IFRS measures. 2019 EBITDA and OCF numbers have been re-presented as a result of a change in cost allocation. Please refer to our Q1 2020 Earnings Release for a description and reconciliation of this re-presentation.

Earnings Release Q4 2020
Latam segment highlights ($ millions)	Q4 2020	Q4 2019	% change	FY 2020	FY 2019	% change
Revenue	1,534	1,577	(2.7)%	5,843	5,964	(2.0)%
Service Revenue	1,394	1,442	(3.4)%	5,377	5,514	(2.5)%
Organic growth	(0.4)%	2.3%	(2.7) pt	(2.5)%	2.2%	(4.7) pt
EBITDA	634	636	(0.2)%	2,360	2,418	(2.4)%
Organic growth	1.0%	2.0%	(1.0) pt	(3.7)%	2.1%	(5.8) pt
EBITDA Margin	41.3%	40.3%	1.0 pt	40.4%	40.5%	(0.2) pt
Capex	358	363	(1.3)%	941	1,002	(6.0)%
OCF (EBITDA – Capex)	276	273	1.2%	1,418	1,416	0.2%
Organic growth	3.7%	10.6%	(6.9) pt	(1.4)%	8.3%	(9.7) pt

Earnings Release Q4 2020

Millicom Chief Executive Officer Mauricio Ramos commented:

"As we close one of the most challenging years in our 30-year history, we take pride in how Tigo responded to the crisis: keeping our employees and customers safe, keeping our communities connected, and protecting both our market leadership and our cash flow. The recovery that began in June gained momentum in the fourth quarter, and the important steps we took at the onset of the crisis provided us with ample flexibility to adjust our plans as business activity recovered in the second half of the year.

While we are encouraged by recent trends, our plans for 2021 reflect the fact that in our markets the pandemic is hitting a second wave, unemployment remains very high, government finances are stretched, and it remains unclear when the worst of the economic impact of this health crisis will pass.

As a result, we are taking the same prudent approach to 2021 as we did in 2020. We will manage the business to deliver a minimum OCF of $1.4 billion. This will give us the flexibility to adjust our plans as needed throughout the year. We will continue to prioritize capex to accelerate organic growth and net debt reduction toward our long term leverage target of around 2.0x. With this in mind, we believe it is prudent not to pay a cash dividend in 2021, although we may resume share repurchases in the second half of the year.

Now more than ever, I am optimistic about the future for Millicom. Our 21,000 employees are laser-focused on executing our network-centric, convergence-driven, customer-focused and digital-first strategy. Meanwhile, the entrepreneurial spirit that brought mobile communications to our markets 30 years ago continues to permeate our vibrant, purpose-driven culture. We call it "Sangre Tigo", and it fuels the passion with which we met the challenges of 2020 and with which we expect to create sustainable shareholder value for years to come. I hope that you will continue to join us on this journey."

Subsequent Events

On February 11, Millicom announced that it has given notice to holders of its Notes due 2026, 2028 and 2029 of the company's intention to exercise its right to call 10% of the principal outstanding of these Notes at a price of 103%. Total consideration of approximately $180 million will be funded from cash, consistent with the company's decision to prioritize debt reduction.

COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance

On March 11, 2020, the World Health Organization declared the coronavirus outbreak a pandemic. Most countries globally, including a majority of the countries where we operate, reacted by implementing severe restrictions on travel and public gatherings, including the closing of offices, businesses, schools, retail stores and other public venues, and by instituting curfews or quarantines. These restrictions, as well as the dangers posed by the virus, produced a significant reduction in mobility and a severe disruption in global economic activity, the effect of which was felt in our markets beginning in mid-March 2020.

Earnings Release Q4 2020

Impact on our markets and business

Most governments in our markets implemented restrictions beginning in mid-March, with some gradual relaxation of measures beginning in late May and continuing throughout 2020. In some countries, temporary restrictions were re-imposed toward the end of 2020 in order to contain a second wave of infection.

The re-opening of the economies had a significant impact on our prepaid mobile business, which began to recover in May and has continued to see gradual improvement since then. In postpaid mobile, the pace of recovery has been much slower. Our residential cable business has proven more resilient; revenue growth has decelerated but remained positive since the onset of the pandemic, and we have resumed normal service to many customers who had temporarily benefited from our free "lifeline" services. Finally, revenue from our business-to-business "B2B" customers remained depressed in Q4, as many small and mid-sized businesses struggle to cope with the health and economic crises.

Impact on our outlook

Mobility restrictions imposed during the pandemic have made our network infrastructure and our broadband services in particular more essential than ever for our customers and communities, thus enhancing the network-centric long-term revenue growth opportunity we have been pursuing in recent years.

As a result, we maintain our medium term ambition to deliver mid-single-digit organic service revenue growth, mid-to-high single-digit organic EBITDA growth, and around 10% organic OCF growth for the Latam segment. That said, due to ongoing uncertainty around COVID-19, we expect that our financial performance in 2021 will likely remain below this medium term ambition.

Management action

At the beginning of the pandemic, we implemented cost and capex reduction programs aimed at generating underlying operating cash flow of about $1.4 billion. We achieved this target, ending the year with OCF of $1.5 billion.

Earnings Release Q4 2020

Group Quarterly Financial Review - Q4 2020

Income statement data (IFRS)	Q4 2020	Q4 2019	% change	FY 2020	FY 2019	% change
$ millions (except EPS in $)
Revenue	1,088	1,150	(5.3)%	4,171	4,336	(3.8)%
Cost of sales	(284)	(311)	(8.5)%	(1,171)	(1,201)	(2.5)%
Gross profit	804	839	(4.2)%	3,000	3,135	(4.3)%
Operating expenses	(405)	(415)	(2.4)%	(1,505)	(1,604)	(6.2)%
Depreciation	(230)	(213)	8.1%	(890)	(825)	7.9%
Amortization	(74)	(84)	(12.2)%	(318)	(275)	15.6%
Share of net profit in Guatemala and Honduras	71	42	66.7%	171	179	(4.4)%
Other operating income (expenses), net	(43)	(41)	4.5%	(12)	(34)	(65.8)%
Operating profit	123	129	(4.3)%	446	575	(22.4)%
Net financial expenses	(163)	(152)	7.0%	(611)	(544)	12.3%
Other non-operating income (expenses), net	41	309	(86.8)%	(106)	227	NM
Gains (losses) from other JVs and associates, net	—	(9)	(95.6)%	(1)	(40)	(98.5)%
Profit (loss) before tax	1	277	(99.5)%	(271)	218	NM
Net tax credit (expense)	(54)	(31)	72.0%	(102)	(120)	(15.5)%
Profit (loss) for the period from continuing ops.	(53)	246	NM	(373)	97	NM
Non-controlling interests	—	(20)	(102.4)%	41	(5)	NM
Profit (loss) from discontinued operations	(3)	(3)	10.1%	(12)	57	NM
Net profit (loss) for the period	(56)	223	NM	(344)	149	NM
Weighted average shares outstanding (millions)	101.20	101.15	0.1%	101.17	101.14	—
EPS	(0.55)	2.20	NM	(3.40)	1.48	NM

In Q4 2020, group revenue decreased 5.3% ($61 million) year-on-year to $1,088 million due to the impact of the COVID-19 pandemic and the translation impact of weaker currencies in Colombia, Paraguay and Costa Rica.

Cost of sales declined 8.5% year-on-year to $284 million, commensurate with the 5.3% decline in revenue and reflecting a higher proportion of low-margin equipment sales in the revenue mix, as well as lower bad debt provisions.

Operating expenses declined 2.4% ($10 million) year-on-year to $405 million, largely reflecting reduced commercial activity, weaker foreign exchange rates, and cost savings.

Depreciation increased 8.1% ($17 million) year-on-year to $230 million, as the modernization of our mobile networks in a number of countries has led us to accelerate the depreciation of older infrastructure. Amortization decreased 12.2% ($10 million) to $74 million reflecting the effect of having discontinued and fully amortized one of the brands we acquired in Panama. For the full year, amortization expense of $318 million includes approximately $70 million related to another Panama brand that we expect will be fully amortized by year-end 2021.

Earnings Release Q4 2020
Amortization Expense* ($ millions)	Q4 2020	Q4 2019	FY 2020	FY 2019
Licenses and Spectrum	(18)	(15)	(66)	(50)
Related to acquisitions	(31)	(35)	(144)	(129)
Other items	(25)	(35)	(108)	(96)
Total Amortization	(74)	(84)	(318)	(275)

*Amortization expense related to Guatemala and Honduras was $34 million in Q4 2020 and $134 million in FY 2020, and was $34 million in Q4 2019 and $131 million in FY 2019.

Our share of profits in Guatemala and Honduras was $71 million, up 66.7% ($28 million) year-on-year due to strong operational performance and lower financing costs in Guatemala resulting from the recent redemption and repayment of our $800 million bond.

Other operating expenses of $43 million in Q4 2020 reflected the impairment of a loan to our Ghana joint venture and were similar to the charge of $41 million in Q4 2019, which reflected a non-cash loss on the mark-to-market of our investment in Helios Towers. As a result, operating profit was $123 million in Q4 2020, down 4.3% year-on-year.

Net financial expenses increased $11 million year-on-year to $163 million, mostly due to accrued interest related to our spectrum purchase in Colombia, as well as expenses related to the early redemption of the 2025 MICSA bond.

Other non-operating income of $41 million reflects foreign exchange gains. This compares to income of $309 million in Q4 2019, which included a significant increase in the value of equity investment in Helios Towers.

The tax expense was $54 million in Q4 2020, up from $31 million in Q4 2019, due to a higher deferred tax charge in 2020 compared to 2019, partially offset by a lower withholding tax and the effect of lower operation-level profitability. Non-controlling interests reflect our partners' share of net profits and losses, largely in our Colombia and Panama subsidiaries. These were practically nil in Q4 2020 as compared to a profit of $20 million in Q4 2019, largely due to higher spectrum-related costs and foreign exchange losses in Colombia.

As a result of these factors, net loss for the period was $56 million, or $0.55 per share, as compared to a net profit of $223 million ($2.20 per share) in Q4 2019. The weighted average number of shares during the quarter was 101.20 million, an increase of 0.03% year-on-year related to our employee share-based compensation plans. As of December 31, 2020, we had 101,739,217 shares outstanding, including 526,135 held in treasury.

Earnings Release Q4 2020

Cash Flow

Cash flow data ($ millions)	Q4 2020	Q4 2019	% change	FY 2020	FY 2019	% change
Operating free cash flow*	257	173	48.2%	657	425	54.5%
Finance charges paid, net	(95)	(84)	12.9%	(399)	(328)	21.6%
Lease interest payments, net	(40)	(39)	3.4%	(151)	(141)	6.9%
Free cash flow*	122	51	NM	106	(45)	NM
Dividends and advances from Guatemala and Honduras	4	56	(92.8)%	71	237	(70.0)%
Dividends and advances to non-controlling interests	—	—	(100.0)%	(5)	(13)	(61.8)%
Equity free cash flow*	126	106	18.7%	172	179	(3.9)%
Lease principal repayments	(33)	(25)	31.6%	(116)	(107)	8.4%
Equity free cash flow after leases*	93	81	14.8%	56	73	(22.6)%

* Non-IFRS measures. See page 20 for a description of these measures. Please refer to page 28 of this Earnings Release or to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for the reconciliation of Operating free cash flow to the nearest IFRS measures. In prior years, equity free cash flow was calculated by including the results of Guatemala and Honduras as if fully consolidated. On that same comparable basis, equity free cash flow was $542 million in FY 2020 and $272 million in FY 2019, before lease principal repayments of $152 million and $139 million, in each year respectively.

Given seasonal variations, commentary in this section emphasizes year-to-date rather than quarterly performance.

During FY 2020, operating free cash flow (OFCF), defined as EBITDA, less cash capex (excluding spectrum and licenses), working capital, other non-cash items and taxes paid, was $657 million, an increase of $232 million compared to $425 million in FY 2019. Factors that contributed to the increase include a $131 million decrease in cash capex (excluding spectrum and licenses), a $161 million favorable movement in working capital, and a $28 million reduction in taxes paid, partially offset by a $36 million decrease in EBITDA, which was impacted by the pandemic. The lower capex reflects our decision to postpone certain projects and the slowdown in our HFC network expansion caused by the government-imposed mobility restrictions. Meanwhile, the change in working capital reflects many items, including more favorable terms from suppliers and for value-added taxes in some countries.

The $232 million increase in OFCF in FY 2020 was partially offset by a $71 million increase in finance charges paid due to higher average levels of gross debt and by an $10 million increase in lease interest payments related to the businesses that we acquired during 2019. As a result, free cash flow (FCF) of $106 million in FY 2020 improved by $151 million compared to the negative $45 million of FCF reported in FY 2019.

Dividends and advances received from our joint ventures in Guatemala and Honduras were $71 million, down $166 million year-on-year compared to $237 million in FY 2019. The decline reflects our decision to prioritize the reduction of gross debt in Guatemala. Meanwhile, dividends paid to non-controlling interests (in Colombia, Panama and Tanzania) was $5 million, down from $13 million, reflecting lower net profit at these entities.

Earnings Release Q4 2020

As a result, Equity Free Cash Flow (EFCF) for FY 2020 was $172 million, as compared to $179 million in FY 2019. Further adjusting for lease principal repayments, EFCF after leases was $56 million, down 22.6% from $73 million in Q4 2019 due to the lower dividends and advances received from Guatemala and Honduras, as noted above. Lease principal repayments increased 8.4% year-on-year, due mostly to the impact of the acquired businesses.

Earnings Release Q4 2020

Debt

Debt information	Gross Debt			Cash	Net	Leases	Financial Obligations
($ millions)	USD	LCY	Total		Debt		Gross	Net*
Bolivia	—	337	337	67	270	45	382	315
Colombia	189	614	803	211	592	326	1,129	918
Costa Rica	13	107	119	3	116	4	124	120
El Salvador**	—	118	118	38	79	108	226	188
Panama**	—	869	869	85	784	107	976	891
Paraguay	558	180	738	124	614	71	809	685
Nicaragua	—	—	—	19	(20)	129	129	109
Latin America	760	2,225	2,984	550	2,435	791	3,775	3,226
Africa	162	40	203	20	182	206	408	388
Corporate	2,462	41	2,504	305	2,199	24	2,528	2,223
Group (IFRS)	3,384	2,307	5,691	875	4,816	1,021	6,711	5,836
Guatemala and Honduras	197	553	750	247	503	292	1,042	795
Underlying (non-IFRS)	3,581	2,860	6,441	1,122	5,319	1,312	7,753	6,631
Proportionate (non-IFRS)	3,419	2,146	5,564	894	4,670	1,000	6,565	5,670

* Net Debt and Net financial obligations are non-IFRS measures. See page 20 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures Cash includes term deposits of $0 million as of December 31, 2020.

** El Salvador's official unit of currency is the U.S. dollar, while Panama uses the U.S. dollar as legal tender. Our local debt in both countries is therefore denominated in U.S. dollars but presented as local currency (LCY) in this table.

In order to provide a more complete picture of the Group's financial situation, this section discusses gross debt, leases, cash, and net debt on an underlying basis, a non-IFRS measure that includes Guatemala and Honduras as if fully consolidated.

As of December 31, 2020, underlying gross debt was $6,441 million, a reduction of $768 million during the quarter. Our underlying gross debt includes Guatemala and Honduras, which had $750 million of gross debt as of December 31, 2020, a decrease of $553 million during the quarter, as Guatemala redeemed its $800 million Notes and prepaid the outstanding principal amount in full. Guatemala funded this prepayment with a mix of cash, new local currency bank loans totaling approximately $284 million, as well as notes payable to its shareholders. Additionally, in October Millicom completed the issuance of its 4.5% $500 million senior notes due 2031, the proceeds of which were used to redeem our 6.0% Notes due 2025. Finally, we prepaid a $300 million bank facility that was due in 2024, funding this with cash.

Approximately 58% of underlying gross debt at December 31, 2020 was in Latam, 3% in Africa, and the remaining 39% at the corporate level. In terms of mix, 44% was in local currency or swapped for local currency, and 81% was at fixed rates or swapped for fixed rates. The average effective interest rate was 5.6%, and the average maturity was 6.3 years. On our dollar-denominated debt, the average rate was 5.2% with an average maturity of 7.0 years. We continue to favor holding a majority of our debt locally and target 40% in local currency and an average maturity greater than 5 years.

Earnings Release Q4 2020

Our underlying cash position was $1,122 million as of December 31, 2020, a decrease of $381 million compared to $1,503 million as of September 30, 2020, mainly due to debt repayment activity, partially offset by the monetization of part of our stake in Helios Towers and cash flow generation. Of our underlying cash balance, 68% was held in U.S. dollars. As a result, our underlying net debt was $5,319 million as of December 31, 2020, a decrease of $387 million during the quarter, reflecting healthy equity free cash flow generation and the asset monetization and consistent with our goal to reduce our net debt.

In addition, as of December 31, 2020, we had underlying lease liabilities of $1,312 million, which represented 17% of underlying gross financial obligations. Including these lease liabilities, underlying net financial obligations were $6,631 million as of December 31, 2020, a reduction of $364 million during the quarter.

Proportionate leverage2, which captures our proportional ownership in each country as well as lease obligations, was 3.20x as of December 31, 2020. This is down from 3.29x as of September 30, 2020, as the net debt reduction more than offset the erosion in EBITDA caused by the pandemic and weaker foreign currency exchange rates in some markets. Excluding the impact of leases, proportionate leverage would have been 3.07x3, an improvement from 3.16x as of Q3 2020.

Operating segment performance

Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments.

Our Latin America segment includes the results of Guatemala and Honduras as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Our Africa segment does not include our joint venture in Ghana because our management does not consider it to be a strategic part of the group.

Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

2 Proportionate leverage is a non-IFRS measure calculated using last twelve-month EBITDA, proforma for acquisitions and disposals. Refer to page 20 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

3 Calculated by excluding leases from net financial obligations and by reducing EBITDA to reflect lease repayments.

Earnings Release Q4 2020

Segment information

We manage our operations and report our results under two segments, Latam and Africa, and we provide additional information on each of the largest countries within our Latam segment. We allocate corporate costs to each segment based on their contribution to underlying revenue, and only unusual costs, such as the M&A-related fees remain unallocated.

Latin America segment

Business units

We discuss our Latam results under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Cable and other fixed, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Earnings Release Q4 2020

Market environment

Economic activity continued to recover gradually in our markets in Q4 2020 as compared to Q3 2020, as most countries continued to ease the lockdowns implemented at the beginning of the pandemic. Currencies were mostly stable during the quarter. The Colombian peso appreciated 2.4%, and the Paraguayan guarani depreciated 1.0% during the quarter, and both currencies depreciated by almost 8% year-on-year. Currencies in our other markets were generally more stable during the quarter. Foreign exchange rates and movements are presented on page 24.

Latam segment - Key Performance Indicators

Key Performance Indicators (‘000)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q4 2020 vs Q4 2019
Mobile customers	41,734	39,483	37,777	39,449	39,846	4.7%
Of which 4G customers	18,243	16,330	14,290	14,876	15,398	18.5%
Of which postpaid subscribers	4,920	4,773	4,636	5,078	5,134	(4.2)%
Mobile ARPU ($)	6.8	6.8	6.4	7.0	7.2	(5.7)%
Total homes passed	12,229	12,106	11,976	11,929	11,842	3.3%
Of which HFC homes passed	11,888	11,762	11,630	11,570	11,460	3.7%
HFC customer relationships	3,733	3,630	3,484	3,531	3,456	8.0%
HFC revenue generating units	7,602	7,343	7,056	7,143	6,948	9.4%
Of which Broadband Internet	3,356	3,238	3,086	3,089	2,994	12.1%
Of which Pay TV	2,933	2,854	2,770	2,855	2,808	4.5%
Of which Telephony	1,313	1,251	1,199	1,199	1,147	14.5%
Home ARPU ($)	28.0	27.7	27.6	28.7	29.0	(3.4)%

Although some restrictions were re-imposed in some countries toward the end of 2020, lockdowns continued to ease in the majority of our markets during Q4 2020, such that most of our stores and distribution channels were open throughout the period. Increased mobility drove improved demand for our mobile services during the quarter.

We ended Q4 2020 with 41.7 million customers, an increase of 2.3 million during the quarter, with over a third coming from Colombia and strong contributions from Guatemala and Honduras. In postpaid, we added a record 147,000 subscribers in Q4, surpassing our record performance in Q3.

Tigo Money, our mobile financial services platform available in five of our nine Latam markets, added 75,000 customers to end the year with 4.9 million, an increase of 12% year-on-year.

Providing a superior customer experience is a central part of our strategy. In order to measure our performance in this area, we monitor our Net Promoter Score (NPS), which increased 13% year-on-year and ended the year at record levels on average. Additionally, digital collections continued to rise (78% year-on-year), driven by growing digital adoption in our markets.

Earnings Release Q4 2020

Mobile ARPU declined 5.7% year-on-year to $6.8, due to (1) weaker currencies in Colombia and Paraguay and, (2) the impact of COVID-19 in most markets, especially in Honduras, and Panama. Excluding the impact of currencies, ARPU was flat compared to Q3 and down about 3% year-on-year on average.

In Home, we continued to experience strong demand for our services, especially broadband internet. During the quarter, we added more customer relationships (127,000) than homes-passed (124,000), and we added 118,000 broadband customers, a second consecutive quarterly record. Home ARPU improved sequentially to $28.0 but remained 3.4% lower year-on-year due to the weaker currencies.

Earnings Release Q4 2020

Latam segment financial results

Latam Financial Highlights*	Q4 2020	Q4 2019	% change	FY 2020	FY 2019	% change
($m, unless otherwise stated)
Revenue	1,534	1,577	(2.7)%	5,843	5,964	(2.0)%
Organic growth	0.2%	2.9%	(2.7) pt	(2.1)%	2.8%	(4.9) pt
Service revenue	1,394	1,442	(3.4)%	5,377	5,514	(2.5)%
Organic growth	(0.4)%	2.3%	(2.7) pt	(2.5)%	2.2%	(4.7) pt
Mobile	837	859	(2.6)%	3,220	3,258	(1.1)%
Of which mobile data	478	461	3.6%	1,801	1,705	5.6%
Cable and other fixed services	539	559	(3.6)%	2,097	2,197	(4.5)%
EBITDA	634	636	(0.2)%	2,360	2,418	(2.4)%
Organic growth	1.0%	2.0%	(1.0) pt	(3.7)%	2.1%	(5.8) pt
EBITDA margin	41.3%	40.3%	1.0 pt	40.4%	40.5%	(0.2) pt
Capex	358	363	(1.3)%	941	1,002	(6.0)%
OCF	276	273	1.2%	1,418	1,416	0.2%
Organic growth	3.7%	10.6%	(6.9) pt	(1.4)%	8.3%	(9.7) pt

* Service revenue, EBITDA, EBITDA margin, Capex, OCF and organic growth are Non-IFRS measures. Capex is defined as capital expenditures excluding spectrum, license costs and finance lease capitalizations. See page 20 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. 2019 EBITDA has been re-presented as a result in the change in cost allocation.

In Q4 2020, revenue in our Latam segment declined 2.7% year-on-year to $1.5 billion, while service revenue fell 3.4% to $1,394 million. This represents an increase of $76 million compared to $1,318 million in Q3 2020, as economic and business activity continued to recover during the fourth quarter. On a year-on-year basis, the decline in service revenue reflects the impact of the pandemic and weaker FX rates. Adjusting for currency and acquisitions, organic service revenue growth declined 0.4% year-on-year, an improvement from the 3.1% decline reported in Q3 2020, driven mostly by improved performance in all our businesses, including positive growth in prepaid.

By country, organic service revenue growth for the quarter was negative in every country except El Salvador and Guatemala, where service revenue grew 9.0% and 6.6%, respectively. Strong revenue growth in both countries is the result of ongoing investments in network infrastructure and spectrum, which have significantly enhanced customer experience. Performance remained relatively weaker in Panama (-6.3%) and Bolivia (-4.6%), where the health crisis has had a severe impact on economic activity.

By business unit, organic service revenue growth in B2C Mobile was flat organically year-on-year, with prepaid growth in positive territory. Cable revenue declined 3.6% (0.3% organically), reflecting 3.8% organic growth in our Home business, offset by high single-digit organic decline in fixed B2B services, due to a large contract in Colombia in Q4 2019 than did not repeat in Q4 2020.

Earnings Release Q4 2020

Revenue from telephone and equipment sales increased 4.2% year-on-year to $140 million, reflecting our strong customer intake.

EBITDA for our Latam segment was $634 million in Q4 2020, declined 0.2% year-on-year and up 9% or $53 million compared to Q3 2020, as activity levels continued to gradually recover. On an organic basis, EBITDA increased 1.0%, as strong growth in Guatemala, Bolivia and El Salvador offset weaker performance in our other markets. Bad debt expense, which increased by $22 million for the full year but declined $20 million year-on-year in the fourth quarter, contributed approximately 2.9 percentage points to organic EBITDA growth in the quarter.

Capex in Latin America was $358 million in the quarter. In mobile, we added more than 1,100 points of presence to our 4G network, as we continued to roll out infrastructure to take advantage of recently acquired 700 MHz spectrum in Colombia and AWS spectrum in El Salvador. We ended the quarter with more than 14,900 points of presence, an increase of 21% year-on-year. At the end of Q4 2020, our 4G networks covered approximately 76% of the population (approximately 120 million in our markets), up from approximately 69% at Q4 2019. During 2020 we upgraded over 5,400 points of presence, including 2,300 in Colombia related to our 700 MHz spectrum roll-out.

Operating cash flow (OCF), measured as EBITDA minus Capex, increased 1.2% year-on-year to $276 million in Q4 2020, an increase of 3.7% on an organic basis. For the year, Latam OCF was $1,418 million, and underlying OCF of $1,497 million surpassed our revised target of $1.4 billion, underscoring the resilient nature of the business.

Latam segment performance by country - Q4 2020

	Q4 2020				FY 2020
$ millions	Revenue	Service Revenue	EBITDA	EBITDA Margin	Revenue	Service Revenue	EBITDA	EBITDA Margin
Bolivia	151	149	73	48.3%	584	575	232	39.7%
Colombia	356	327	117	32.9%	1,346	1,258	457	34.0%
El Salvador	110	95	44	40.0%	389	348	137	35.1%
Guatemala	397	334	210	52.8%	1,503	1,273	778	51.8%
Honduras	150	136	67	44.9%	552	516	247	44.7%
Panama	151	144	64	42.7%	585	567	256	43.8%
Paraguay	135	128	63	46.7%	544	513	252	46.4%
Others*	84	80	(4)	n/a	340	328	—	n/a
Latam Segment	1,534	1,394	634	41.3%	5,843	5,377	2,360	40.4%

* ‘Others’ includes Costa Rica, Nicaragua, inter-company eliminations, and regional costs.

Earnings Release Q4 2020

SOUTH AMERICA

Colombia

	Q4 2020	Q4 2019	% change	FY 2020	FY 2019	% change
Mobile customers ('000)	10,025	9,421	6.4%	10,025	9,421	6.4%
Of which, 4G customers ('000)	3,967	3,570	11.1%	3,967	3,570	11.1%
Home customer relationships* ('000)	1,740	1,710	1.7%	1,740	1,710	1.7%
HFC customer relationships ('000)	1,482	1,366	8.4%	1,482	1,366	8.4%
Revenue ($ millions)	356	388	(8.4)%	1,346	1,532	(12.2)%
Organic growth	(1.1)%	6.0%	(7.1) pt	(1.2)%	2.8%	(4.0) pt
Service revenue ($ millions)	327	358	(8.7)%	1,258	1,432	(12.2)%
Organic growth	(1.4)%	6.3%	(7.7) pt	(1.1)%	2.8%	(3.9) pt
EBITDA ($ millions)	117	130	(9.7)%	457	510	(10.4)%
Organic growth	(2.8)%	6.2%	(9.0) pt	0.9%	3.0%	(2.1) pt
EBITDA margin	32.9%	33.4%	(0.5) pt	34.0%	33.3%	0.7 pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

In Colombia, cultural gatherings and reopening of businesses were allowed during the quarter, and the Colombian government reached agreements to purchase 10 million doses of vaccines to be received in the first half of 2021.

Demand for our Home services was strong in Q4. We added 33,000 HFC customer relationships in the quarter, growing our HFC customer base by 8.4% year-on-year. For the year, we added 115,000 HFC customer relationships, well above the number of homes-passed added to our HFC network, thereby increasing the penetration of our existing footprint.

In Mobile, record net subscriber additions of 878,000 in Q4 drove a 6.4% increase in our mobile customer base to more than 10 million, marking a new milestone for the company. Our strong customer intake reflects investments made in 2020 to expand our network and take advantage of recently-acquired spectrum in the 700 MHz.

Service revenue declined 8.7% during the quarter, impacted by the 7.6% depreciation of the Colombian peso. Excluding this currency effect, organic service revenue declined 1.4%, as growth in Home was offset by declines in Mobile and B2B, where a larger government contract flattered results in Q4 of 2019.

EBITDA decreased this quarter 9.7% to $117 million in Q4, due the impact of the weaker currency and the B2B contract. Excluding the currency impact, EBITDA declined 2.8% organically.

Excluding the B2B contract, organic service revenue and EBITDA growth were slightly positive in the quarter.

Earnings Release Q4 2020

Paraguay

	Q4 2020	Q4 2019	% change	FY 2020	FY 2019	% change
Mobile customers ('000)	3,618	3,496	3.5%	3,618	3,496	3.5%
Home customer relationships* ('000)	452	437	3.6%	452	437	3.6%
Revenue ($ millions)	135	150	(9.8)%	544	610	(10.8)%
Organic growth	(1.9)%	(0.9)%	(1.0) pt	(3.2)%	(2.4)%	(0.8) pt
Service revenue ($ millions)	128	140	(9.1)%	513	575	(10.7)%
Organic growth	(1.1)%	(1.2)%	0.1 pt	(3.2)%	(1.2)%	(2.0) pt
EBITDA ($ millions)	63	72	(12.4)%	252	294	(14.0)%
Organic growth	(4.7)%	(1.5)%	(3.2) pt	(6.7)%	(5.6)%	(1.1) pt
EBITDA margin %	46.7%	48.1%	(1.4) pt	46.4%	48.2%	(1.7) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Paraguay continued to loosen COVID-19 restrictions during Q4 2020, including the re-opening of the border with Brazil in mid-October. Tigo Money continued to support government efforts to distribute cash subsidies, reaching 500,000 families in 2020.

During the quarter, we added 18,000 mobile customers to end the year with 3.6 million, an increase of 3.5% year-on-year. In Home, we added 6,000 customer relationships in the quarter, continuing our recovery of the slightly more than 32,000 we had lost in Q2 at the onset of the pandemic, driven by an increase in demand for broadband given the need to remain connected for work, study and leisure.

Service revenue declined 9.1% year-on-year in dollar terms, impacted by the 8.0% depreciation of the Paraguayan guarani. On an organic basis, service revenue declined 1.1%, a sequential improvement from the 5.0% decline in Q3, as all business lines continued to recover from the pandemic.

EBITDA decreased 12.4% in dollar terms and 4.7% organically in the quarter due to the impact of the pandemic.

Earnings Release Q4 2020

Bolivia

	Q4 2020	Q4 2019	% change	FY 2020	FY 2019	% change
Mobile customers (‘000)	3,920	3,716	5.5%	3,920	3,716	5.5%
Home customer relationships* (‘000)	564	511	10.5%	564	511	10.5%
Revenue ($ millions)	151	159	(4.9)%	584	639	(8.6)%
Organic growth	(4.9)%	(0.4)%	(4.5) pt	(8.6)%	4.2%	(12.8) pt
Service revenue ($ millions)	149	156	(4.6)%	575	624	(7.7)%
Organic growth	(4.6)%	(0.2)%	(4.4) pt	(7.7)%	4.5%	(12.2) pt
EBITDA ($ millions)	73	66	11.6%	232	257	(9.7)%
Organic growth	11.6%	0.6%	11.0 pt	(9.7)%	6.3%	(16.0) pt
EBITDA margin %	48.3%	41.2%	7.1 pt	39.7%	40.2%	(0.5) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

In Bolivia, the government continued to relax quarantine measures in Q4, and mobility began to increase in the country. Presidential elections took place in November, and the undisputed winner was declared after the first round of voting.

During the quarter, our mobile business continued its strong recovery, bringing our customer base above pre-COVID levels. Similarly in Home, we added a solid 32,000 customer relationships in the quarter, ending the year with 564,000 customers, up 10.5% year-on-year.

Service revenue declined 4.6% year-on-year in the quarter, as continued growth in Cable was insufficient to offset negative yet improved performance in Mobile and B2B. Despite the lower revenue, EBITDA grew 11.6% year-on-year, due to lower bad debt and the reversal of an employee profit sharing accrual.

Despite the challenges related to COVID-19 and to the uncertain political climate that prevailed for much of the year, OCF for the full year increased 40% year-on-year, as we slowed some of our investment activity throughout the year.

Earnings Release Q4 2020

CENTRAL AMERICA

Guatemala

	Q4 2020	Q4 2019	% change	FY 2020	FY 2019	% change
Mobile customers ('000)	11,416	10,817	5.5%	11,416	10,817	5.5%
Home customer relationships* ('000)	606	519	16.7%	606	519	16.7%
Revenue ($ millions)	397	378	5.2%	1,503	1,434	4.8%
Organic growth	6.4%	5.3%	1.1 pt	5.1%	7.0%	(1.9) pt
Service revenue ($ millions)	334	317	5.4%	1,273	1,234	3.1%
Organic growth	6.6%	3.7%	2.9 pt	3.4%	5.3%	(1.9) pt
EBITDA ($ millions)	210	185	13.4%	778	748	4.0%
Organic growth	14.7%	0.8%	13.9 pt	4.3%	4.7%	(0.4) pt
EBITDA margin %	52.8%	48.9%	3.8 pt	51.8%	52.2%	(0.4) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Beginning on October 1, Guatemala suspended curfews, which had begun in March, paving the way for the re-opening of recreation spaces across the country. As a result, mobility continued to increase during Q4. This fueled demand for our Mobile services, and we added a record 513,000 customers in the quarter, bringing our total subscribers to over 11 million, up 5.5% year-on-year.

Meanwhile, demand for our residential Cable services remained very strong. We added 20,000 customer relationships during the quarter, ending Q4 2020 with 606,000, an increase of 16.7% year-on-year.

A strong rebound in Mobile, continued strength in Home, and steady growth in B2B drove service revenue growth to accelerate to 5.4% year-on-year (6.6% organically). The higher service revenue, combined with continued cost control and lower bad debt pushed EBITDA up 13.4% year-on-year, resulting in a margin of 52.8%.

For the full year, organic growth was positive for service revenue, EBITDA and OCF, underscoring the strength of our business in Guatemala.

Honduras

	Q4 2020	Q4 2019	% change	FY 2020	FY 2019	% change
Mobile customers ('000)	4,620	4,639	(0.4)%	4,620	4,639	(0.4)%
Home customer relationships* ('000)	176	176	(0.1)%	176	176	(0.1)%
Revenue ($ millions)	150	152	(1.6)%	552	594	(7.0)%
Organic growth	(3.1)%	2.6%	(5.7) pt	(6.8)%	4.0%	(10.8) pt
Service revenue ($ millions)	136	139	(2.0)%	516	551	(6.2)%
Organic growth	(3.4)%	(0.5)%	(2.9) pt	(6.0)%	1.7%	(7.7) pt
EBITDA ($ millions)	67	72	(6.1)%	247	280	(11.8)%
Organic growth	(7.6)%	(9.5)%	1.9 pt	(11.6)%	0.5%	(12.1) pt
EBITDA margin %	44.9%	47.1%	(2.2) pt	44.7%	47.1%	(2.4) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Earnings Release Q4 2020

In Honduras, the government continued to lift some COVID-19 related restrictions during Q4, but the national curfew was extended several times and remained in effect at year-end. During the quarter, the country was also impacted by the Iota and Eta hurricanes, which brought flooding and damage in some parts of the country and caused severe hardship for many of the country's most vulnerable citizens.

The impact on our infrastructure and operations was relatively modest, and our Mobile business continued its recovery to pre-pandemic levels. We added 267,000 mobile customers during the quarter to end the year with 4.6 million, a decline of only 0.4% year-on-year.

Our Home business performed well, adding 2,000 customer relationships, even as some homes were destroyed by the storms and have yet to be re-built.

Service revenue of $136 million in Q4 was the strongest performance of the year, yet it remained down 2.0% year-on-year, reflecting a 1.5% appreciation of the Honduran lempira and an organic decline of 3.4%.

EBITDA of $67 million also marked the strongest quarter of 2020, yet EBITDA remained 6.1% lower year-on-year (7.6% organically) in the quarter due to the effects of the pandemic and the storms.

Earnings Release Q4 2020

Panama

	Q4 2020	Q4 2019	% change	FY 2020	FY 2019	% change
Mobile customers ('000)	1,957	1,766	10.8%	1,957	1,766	10.8%
Home customer relationships* ('000)	463	437	5.8%	463	437	5.8%
Revenue ($ millions)	151	160	(5.7)%	585	475	23.3%
Organic growth	(5.7)%	1.3%	(7.0) pt	(8.4)%	0.4%	(8.8) pt
Service revenue ($ millions)	144	154	(6.3)%	567	468	21.1%
Organic growth	(6.3)%	1.3%	(7.6) pt	(8.4)%	0.4%	(8.8) pt
EBITDA ($ millions)	64	73	(11.5)%	256	223	15.2%
Organic growth	(11.5)%	19.0%	(30.5) pt	(10.4)%	9.1%	(19.5) pt
EBITDA margin %	42.7%	45.5%	(2.8) pt	43.8%	46.9%	(3.1) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others. ** FY 2020 organic growth rates pertain to both the fixed and mobile operations and are calculated using the 2019 financials of Telefonica Moviles Panama S.A., which was acquired in August 2019. Q4 2019 organic growth rates are calculated using the 2018 financials as reported by Cable Onda to the Panama Stock Exchange.

In Panama, easing of the lockdowns has been more gradual and tempered than in our other markets. Total lockdowns on Sundays ended on October 25. The impact of the restrictions has been very severe, and the economy contracted by 20.4 % in the first nine months of 2020. Even with these restrictions, infection rates in Panama remain among the highest in the world, and the government introduced new containment measures in December.

Despite health and macro challenges, we experienced robust customer growth during Q4. In Mobile, net additions were 119,000 and our customer base approached 2 million, an increase of 10.8% year-on-year, reflecting strong growth in both prepaid and postpaid. In Home, we added 10,000 customer relationships, as we continued to increase penetration of our network.

Service Revenue in Q4 2020 was $144 million, declining 6.3% from $154 million in Q4 2019, reflecting positive growth in B2C Mobile and Home, which was more than offset by continued weakness in B2B. Encouragingly, all three business lines showed improved on a sequential basis compared to Q3.

EBITDA was $64 million, up from $63 million in Q3 and $60 million in Q2 but down 11.5% year-on-year due to the impact of the pandemic on our B2B revenue.

Earnings Release Q4 2020

El Salvador

	Q4 2020	Q4 2019	% change	FY 2020	FY 2019	% change
Mobile customers ('000)	2,685	2,564	4.7%	2,685	2,564	4.7%
Home customer relationships* ('000)	273	274	(0.4)%	273	274	(0.4)%
Revenue ($ millions)	110	98	11.7%	389	387	0.6%
Organic growth	11.7%	(2.5)%	14.2 pt	0.6%	(4.5)%	5.1 pt
Service revenue	95	87	9.0%	348	348	(0.1)%
Organic growth	9.0%	(4.4)%	13.4 pt	(0.1)%	(6.2)%	6.1 pt
EBITDA ($ millions)	44	40	9.9%	137	140	(2.5)%
Organic growth	9.9%	4.0%	5.9 pt	(2.5)%	(4.4)%	1.9 pt
EBITDA margin %	40.0%	40.6%	(0.7) pt	35.1%	36.2%	(1.1) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

El Salvador fully reopened its economy at the end of August, and mobility trends have gradually improved since then. In addition, strong international remittances stimulated consumption in the fourth quarter. Together with the investments we have made in both network and spectrum over the past year, our Mobile business performed very strongly in Q4. We added 152,000 mobile customers during the quarter, building on the gains made in Q3 and taking our customer base 4.7% higher year-on-year.

In Home, customer relationships increased by 5,000, and we finished 2020 with 273,000, down slightly from 2019 due to decline in our less profitable DTH base, as our HFC customer base increased 2%.

Service revenue of $95 million in Q4 increased 9.0% year-on-year, the first quarter of positive growth since 2017. The turnaround was driven by double-digit growth in Mobile and high-single-digit growth in B2B, as we begin to monetize recent capital investments. In addition, service revenue included a favorable $2 million adjustment related to unused rollover balances.

EBITDA also improved sharply, rising to $44 million in Q4 from $32 million in Q3, stemming from the increase in service revenue. EBITDA rose 9.9% year-on-year, and the $2 million adjustment explained roughly half of this growth.

Earnings Release Q4 2020

Nicaragua & Costa Rica

	Q4 2020	Q4 2019	% change	FY 2020	FY 2019	% change
Mobile customers ('000)	3,493	3,427	1.9%	3,493	3,427	1.9%
Revenue ($ millions)	90	97	(7.1)%	361	312	15.8%
Service revenue ($ millions)	86	96	(9.9)%	348	302	15.2%
EBITDA ($ millions)	29	42	(30.4)%	124	123	0.9%
EBITDA margin %	32.1%	42.9%	(10.8)pt	34.4%	39.5%	(5.1)pt

In Nicaragua, the government did not implement any measures aimed at restricting mobility, but citizens voluntarily reduced their mobility in Q2. As seen in other countries, mobility has gradually recovered also in Nicaragua, and we added 96,000 mobile customers in Q4 to reach 3.4 million. In Home, we continued to add customers in Q4 2020, and our customer base and revenue continue to grow rapidly from a small base.

In Costa Rica, the government implemented a controlled reopening beginning in early September, maintaining restrictions on large gatherings at commercial venues and easing restrictions throughout Q4, with travel from foreigners allowed beginning in the quarter. We continued to recover Home customers lost during H1, adding 4,000 in Q4, our strongest performance in more than two years.

Earnings Release Q4 2020

Africa segment - Segment financial results and Key Performance Indicators

Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

Africa Financial Highlights*	Q4 2020	Q4 2019	% change	FY 2020	FY 2019	% change
($m, unless otherwise stated)
Revenue	97	98	(0.8)%	366	382	(4.0)%
Service revenue	97	98	(0.7)%	366	382	(4.0)%
EBITDA	34	33	2.5%	125	117	6.9%
EBITDA margin %	35.3%	34.2%	1.1 pt	34.2%	30.7%	3.5 pt
Capex	13	20	(36.3)%	41	42	(1.3)%
Key Performance Indicators ('000)
Mobile customers	13,111	12,686	3.4%	13,111	12,686	3.4%
Tigo Money customers	7,141	6,460	10.5%	7,141	6,460	10.5%
Mobile ARPU ($)	2.4	2.5	(2.7)%	2.3	2.5	(4.9)%

* Service revenue, EBITDA and Capex are non-IFRS measures. See page 20 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. 2019 EBITDA has been re-presented as a result in the change in cost allocation. 2019 numbers have been restated to exclude Chad.

Our Africa segment comprises our Tanzania operations. To combat COVID, the government implemented mobility restrictions that were not as strict as in most of our Latam markets, and these restrictions were lifted relatively quickly. During Q4 2020, we added 684,000 mobile customers, as we re-captured many of the customers lost in Q3 due to implementation of a biometric customer registration system. As a result, our customer base increased 3.4% year-on-year to end the period at 13.1 million, a solid performance in light of the pandemic and the limitations caused by the new regulation.

Meanwhile, the number of customers that used Tigo Money increased 10.5% to reach 7.1 million. As of December 31, 2020, our MFS customers represent approximately 54% of our Mobile customer base. ARPU declined 2.7%, due mostly to a reduction in regulated interconnection rates, which took effect in January 2020.

Service revenue declined 0.7% in Q4 2020 due to the decline in ARPU. Encouragingly, service revenue of $97 million in Q4 marks a continued improvement compared to $94 million in Q3 and $86 million in Q2 of 2020.

EBITDA declined 2.5% year-on-year due mostly to the drop in revenue. On a sequential basis, EBITDA improved to $34 million in Q4 2020 from $32 million in Q3 and $29 million in Q2, consistent with the improved revenue trend seen elsewhere in the quarter.

Capex was $13 million in the quarter and $41 million for the full year, compared to $42 million in 2019.

Earnings Release Q4 2020

Corporate Responsibility highlights – Q4 2020

Responsible Leadership in Action: adapting our programs to the COVID-19 pandemic

Our work with NGO and government partners has proven successful to help local communities meet the challenges and opportunities presented by COVID-19. By taking our flagship programs online we have been able to continue advancing the adoption of digital tools and tailoring our programs to meet the needs of teachers, women and children, who are particularly vulnerable to the impacts of the pandemic.

•	Protecting Children: We closed 2020 with the successful implementation of Maestr@s Conectad@s in Bolivia, Paraguay, Nicaragua and Guatemala. Over 130,000 teachers finished the program's online learning modules on soft skills and the use of technology to provide meaningful and effective online classes to their students. We are currently in conversations with our partner, AYHU, to expand the program in all our operations in 2021 and continuing our work with ministries of education to tailor our program to local needs.

•	Empowering Women: We developed an online platform for CONECTADAS with FUNDEMAS to continue reaching women through virtual trainings on the use of the internet. El Salvador, Nicaragua, Paraguay and Colombia implemented this platform through which over 2,500 women have already completed the available trainings.

Responsible Supply Chain Management

Plans to adapt our Supplier Training program to a virtual model for 2021 continue. The model consists of one general online training for all suppliers and specific trainings on high risk areas for targeted suppliers. This modality will enhance our ability to meet our target to train 100% of our suppliers with more than $1 million in annual spend by 2023.

Health, safety and sustainability

During Q4, we continued to implement and adapt workplace measures in line with the latest guidelines from the WHO and the U.S. CDC at all our critical sites and operations region-wide. Over half of our employees continue to work remotely from the safety of their homes. There were no fatal or serious accidents in our countries of operations during this reporting period. Although Hurricane Eta and Tropical Storm Iota caused considerable damages in Central America, our employees remained safe, and we suffered some limited damage to our infrastructure.

For the second consecutive year, we obtained a 'B' for our CDP Climate Change report, which places our company above industry average at management level, and signifies that we are “taking coordinated action on climate issues” according to CDP's scoring criteria. In October, we conducted a gap analysis against Task Force on Climate-related Financial Disclosures (TCFD) recommended disclosures to continue improving our alignment with the framework and strengthening our management of climate issues which impact our operations.

We completed all external audits to meet re-certification of ISO Health & Safety (ISO 45001) and Environmental (ISO 14001) Standards in all of our countries of operations.

Earnings Release Q4 2020

Compliance and anti-corruption program

During Q4, the Legal, Ethics & Compliance team closed the year by celebrating the Ethics & Compliance Week, building on Millicom's culture of ethics and integrity. Additionally, as part of the ongoing effort to monitor progress, two internal audit projects commenced in Q4 to evaluate various aspects of our Ethics & Compliance Program.

We continued strengthening our Due Diligence processes with respect to our Third-Party Management Program to ensure that suppliers of Covid-19 products are properly screened.

Throughout 2020, we used tools to gather and monitor data across functions and operations in order to determine improvements to our Anti-Corruption Program. In addition, we launched a global Corrective Action Framework, which affirms the company's commitment to execute fair and consistent corrective measures related to employee misconduct.

Conference call details

A presentation and conference call to discuss these results will take place on February 11 at 14:00 (Luxembourg/Stockholm) / 13:00 (London) / 08:00 (Miami). Please dial in 5-10 minutes before the scheduled start time to register your attendance, or pre-register using the following link. Dial-in numbers for the call are as follows:

Sweden:	+46-8-5053-5281	Luxembourg:	+352-8002-3716
UK:	+44-20-3795-9972	US:	+1- 412-717-9224

A live audio stream, slides, and replay details can be accessed at www.millicom.com and via the following link.

Financial calendar

2021

Date	Event
April 29	Q1 2021 results and conference call
May 4	2021 AGM
July 29	Q2 2021 results and conference call
October 28	Q3 2021 results and conference call

For further information, please contact

Press:	Investors:
Vivian Kobeh, Corporate Communications Director	Michel Morin, VP Investor Relations
+1 (786) 628-5300	+1 (786) 628-5270
press@millicom.com	investors@millicom.com

Sarah Inmon, Investor Relations Senior Manager
+1 (786) 628-5303
investors@millicom.com

Earnings Release Q4 2020

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31, 2020, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 55 million customers, with a cable footprint of more than 12 million homes passed. Founded in 1992, Millicom International Cellular S.A. is headquartered in Luxembourg.

Earnings Release Q4 2020

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about the spread of the COVID-19 virus and the impact it may have on Millicom's operations, the demand for Millicom's products and services, global supply chains and economic activity in general. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve;

•	potential disruption due to diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the recent outbreak of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic and customer growth;

•	competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	relationships with key suppliers and costs of handsets and other equipment;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

Earnings Release Q4 2020

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. To the extent COVID-19 adversely affects Millicom's business and financial results, it may also have the effect of heightening many of the risks described in its filings.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Earnings Release Q4 2020

Non IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards such as IFRS 16, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

EBITDA after Leases (‘EBITDAaL’) represents EBITDA excluding lease repayments.

EBITDA Margin represents EBITDA in relation to Revenue.

Proportionate EBITDA is the sum of the EBITDA in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country, less corporate costs that are not allocated to any country and inter-company eliminations.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Debt and financial liabilities less cash and pledged deposits.

Net financial obligations is Net debt plus lease liabilities.

Proportionate financial obligations is the sum of the net financial obligations in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country.

Leverage is the ratio of net financial obligations over LTM (last twelve month) EBITDA, proforma for acquisitions made during the last twelve months.

Earnings Release Q4 2020

Leverage after leases is the ratio of net debt over LTM (Last twelve month) EBITDA after leases, proforma for acquisitions made during the last twelve months.

Proportionate leverage is the ratio of proportionate net financial obligations over LTM proportionate EBITDA, proforma for acquisitions made during the last twelve months.

Proportionate leverage after leases is the ratio of proportionate net debt over LTM (Last twelve month) EBITDA after leases, proforma for acquisitions made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow is OCF less changes in working capital and other non-cash items and taxes paid.

Equity Free Cash Flow (EFCF) is Operating Free Cash Flow less finance charges paid (net), less advances for dividends to non-controlling interests, plus dividends received from joint ventures.

Equity Free Cash Flow after Leases (EFCFaL) is EFCF, less lease principal repayments.

Operating Profit After Tax displays the profit generated from the operations of the company after statutory taxes.

Return on Invested Capital (ROIC) is used to assess the Group’s efficiency at allocating the capital under its control to and is defined as Operating Profit After Tax, including Guatemala and Honduras as if fully consolidated, divided by the average invested Capital during the period.

Average Invested Capital is the capital invested in the company operation throughout the year and is calculated with the average of opening and closing balances of the total assets minus current liabilities (excluding debt, joint ventures, accrued interests, deferred and current tax, cash as well as investments and non-controlling interests), less assets and liabilities held for sale.

Underlying measures, such as Underlying service revenue, Underlying EBITDA, Underlying equity free cash flow, Underlying net debt, Underlying leverage, etc., include Guatemala and Honduras, as if fully consolidated.

Average Revenue per User per Month (ARPU) for our Mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers in our Latin America segment as (x) the total Home revenue (excluding equipment sales, TV advertising and equipment rental) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different to other industry participants.

Please refer to our 2019 Annual Report for a list and description of non-IFRS measures.

Earnings Release Q4 2020

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Latam segment4

Latam Segment ($ millions)	Revenue		Service Revenue		EBITDA		OCF
	Q4 2020	Q4 2019	Q4 2020	Q4 2019	Q4 2020	Q4 2019	Q4 2020	Q4 2019
A- Current period	1,534	1,577	1,394	1,442	634	636	276	273
B- Prior year period	1,577	1,381	1,442	1,263	636	514	273	167
C- Reported growth (A/B)	(2.7)%	14.2%	(3.4)%	14.2%	(0.2)%	23.7%	1.2%	63.2%
D- Accounting change impact	—	—	—	—	—	9.2%	—	36.7%
E- Change in Perimeter impact	—	14.4%	—	15.1%	—	14.9%	—	19.1%
F- FX impact	(2.9)%	(3.4)%	(3.0)%	(3.4)%	(2.8)%	(3.2)%	(6.4)%	(9.7)%
G- Other	—	0.2%	—	0.2%	1.5%	0.9%	3.9%	6.5%
H- Organic Growth (C-D-E-F-G)	0.2%	2.9%	(0.4)%	2.3%	1.0%	2.0%	3.7%	10.6%

Latam Segment ($ millions)	Revenue		Service Revenue		EBITDA		OCF
	FY 2020	FY 2019	FY 2020	FY 2019	FY 2020	FY 2019	FY 2020	FY 2019
A- Current period	5,843	5,964	5,377	5,514	2,360	2,418	1,418	1,416
B- Prior year period	5,964	5,485	5,514	5,069	2,418	2,072	1,416	1,119
C- Reported growth (A/B)	(2.0)%	8.7%	(2.5)%	8.8%	(2.4)%	16.7%	0.2%	26.6%
D- Accounting change impact	—	—	—	—	—	8.2%	—	16.5%
E- Change in Perimeter impact	3.9%	11.0%	4.0%	11.6%	3.8%	11.9%	5.6%	11.3%
F- FX impact	(3.8)%	(5.2)%	(3.9)%	(5.2)%	(3.5)%	(5.0)%	(6.0)%	(9.3)%
G- Other	—	0.1%	(0.1)%	0.1%	1.0%	(0.5)%	2.1%	(0.3)%
H- Organic Growth (C-D-E-F-G)	(2.1)%	2.8%	(2.5)%	2.2%	(3.7)%	2.1%	(1.4)%	8.3%

4 See Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for details on our segments.

Earnings Release Q4 2020

Reconciliation from Reported Growth to Organic Growth for the main Latam markets

Service Revenue ($ millions)	Q4 2020	Q4 2019	Organic	FX	Accounting	Perimeter	Other	Reported
Guatemala	334	317	6.6%	(1.2)%	—	—	—	5.4%
Colombia	327	358	(1.4)%	(7.2)%	—	—	—	(8.7)%
Paraguay	128	140	(1.1)%	(8.0)%	—	—	—	(9.1)%
Honduras	136	139	(3.4)%	1.4%	—	—	0.1%	(2.0)%
Bolivia	149	156	(4.6)%	—	—	—	—	(4.6)%
Panama	144	154	(6.3)%	—	—	—	—	(6.3)%
El Salvador	95	87	9.0%	—	—	—	—	9.0%
Nicaragua, Costa Rica & Eliminations	80	90	—	—	—	—	—	—
Latam*	1,394	1,442	(0.4)%	(3.0)%	—	—	—	(3.4)%

EBITDA ($ millions)	Q4 2020	Q4 2019	Organic	FX	Accounting	Perimeter	Other	Reported
Guatemala	210	185	14.7%	(1.3)%	—	—	—	13.4%
Colombia	117	130	(2.8)%	(6.9)%	—	—	—	(9.7)%
Paraguay	63	72	(4.7)%	(7.7)%	—	—	—	(12.4)%
Honduras	67	72	(7.6)%	1.2%	—	—	0.2%	(6.1)%
Bolivia	73	66	11.6%	—	—	—	—	11.6%
Panama	64	73	(11.5)%	—	—	—	—	(11.5)%
El Salvador	44	40	9.9%	—	—	—	—	9.9%
Nicaragua, Costa Rica, Corp Costs & Eliminations	(4)	(1)	—	—	—	—	—	—
Latam*	634	636	1.0%	(2.8)%	—	—	1.5%	(0.2)%

ARPU reconciliations

Latam Segment - Mobile ARPU Reconciliation	Q4 2020	Q4 2019	FY 2020	FY 2019
Mobile service revenue ($m)	837	859	3,220	3,258
Mobile Service revenue ($m) from non Tigo customers ($m) *	(10)	(12)	(36)	(65)
Mobile Service revenue ($m) from Tigo customers (A)	827	847	3,185	3,192
Mobile customers - end of period (000)	41,734	39,846	41,734	39,846
Mobile customers - average (000) (B) **	40,609	39,217	39,658	36,636
Mobile ARPU (USD/Month) (A/B/number of months)	6.8	7.2	6.7	7.3

* Refers to TV advertising, production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

Earnings Release Q4 2020

Latam Segment - Home ARPU Reconciliation	Q4 2020	Q4 2019	FY 2020	FY 2019
Home service revenue ($m)	387	387	1,509	1,530
Home service revenue ($m) from non Tigo customers ($m) *	(10)	(11)	(33)	(40)
Home service revenue ($m) from Tigo customers (A)	378	376	1,477	1,490
Customer Relationships - end of period (000) **	4,545	4,341	4,545	4,341
Customer Relationships - average (000) (B)	4,499	4,328	4,405	4,242
Home ARPU (USD/Month) (A/B/number of months)	28.0	29.0	27.9	29.3

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

One-off Summary - Items above EBITDA only

2020	Q4 2020		FY 2020
($ millions)	Revenue	EBITDA	Revenue	EBITDA	Comment (Q4 2020)
Latam	—	—	—	—
Nicaragua	—	—	—	(8)
Latam Total	—	—	—	(8)

2019	Q4 2019		FY 2019
($ millions)	Revenue	EBITDA	Revenue	EBITDA	Comment (Q4 2019)
Colombia	—	—	—	(9)
Paraguay	—	—	10	6
Latam Total	—	—	10	(3)
Africa	—	(3)	—	(24)	Tax fine
Corporate	—	(4)	—	(31)	Acquisition and integration costs
Total	—	(7)	10	(58)

Foreign Exchange rates used to support FX impact calculations in the above Organic Growth reconciliations

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q4 20	Q3 20	QoQ	Q4 19	YoY	Q4 20	Q3 20	QoQ	Q4 19	YoY
Bolivia	BOB	6.91	6.91	0.0%	6.91	0.0%	6.91	6.91	0.0%	6.91	0.0%
Colombia	COP	3,695	3,784	2.4%	3,413	(7.6)%	3,433	3,879	13.0%	3,277	(4.5)%
Costa Rica	CRC	611	594	(2.8)%	578	(5.5)%	617	607	(1.7)%	576	(6.6)%
Guatemala	GTQ	7.80	7.73	(0.8)%	7.71	(1.1)%	7.79	7.79	(0.1)%	7.70	(1.2)%
Honduras	HNL	24.36	24.66	1.2%	24.72	1.5%	24.20	24.53	1.4%	24.72	2.2%
Nicaragua	NIO	34.72	34.47	(0.7)%	33.70	(2.9)%	34.82	34.60	(0.7)%	33.84	(2.8)%
Paraguay	PYG	6,989	6,921	(1.0)%	6,434	(8.0)%	6,900	6,990	1.3%	6,453	(6.5)%
Tanzania	TZS	2,319	2,317	(0.1)%	2,297	(0.9)%	2,319	2,319	0.0%	2,299	(0.9)%

Earnings Release Q4 2020

Reconciliation Net financial obligations to EBITDA to Proportionate net financial obligations to EBITDA as of December 31, 2020 and December 31, 2019

Debt Information - December 31, 2020	Financial obligations			EBITDA	Leverage
$ millions	Gross	Cash	Net
Millicom Group (IFRS)	6,711	875	5,837	1,495	3.90x
Plus: Guatemala	642	187	455	778
Plus: Honduras	400	60	339	247
Less: Corporate Costs	—	—	—	(33)
Underlying Millicom Group (Non-IFRS)	7,753	1,122	6,631	2,487	2.67x
Less: 50% Minority Stake in Colombia	565	106	459	228
Less: 45% Minority Stake in Guatemala	289	85	204	350
Less: 33% Minority Stake in Honduras	133	20	113	82
Less: 20% Minority Stake in Panama	195	17	178	51
Less: 1.5% Minority Stake in Tanzania	6	—	6	2
Proportionate Millicom Group (Non-IFRS)	6,565	894	5,670	1,773	3.20x

December 31, 2019	Financial obligations			EBITDA	Proforma
$ millions	Gross	Cash	Net		Adjustments*	EBITDA	Leverage
Millicom Group (IFRS)	7,068	1,166	5,903	1,530	—	—	—
Plus: Guatemala	1,172	189	983	748	—	—	—
Plus: Honduras	423	40	383	280	—	—	—
Less: Corporate Costs	—	—	—	(36)	—	—	—
Underlying Millicom Group (Non-IFRS)	8,664	1,395	7,269	2,522	95	2,617	2.78x
Less: 50% Minority Stake in Colombia	606	107	499	255	—	—	—
Less: 45% Minority Stake in Guatemala	528	85	442	337	—	—	—
Less: 33% Minority Stake in Honduras	141	13	128	93	—	—	—
Less: 20% Minority Stake in Panama	208	12	196	45	13	—	—
Less: 1.5% Minority Stake in Tanzania	6	—	6	2	—	—	—
Proportionate Millicom Group (Non-IFRS)	7,175	1,177	5,998	1,791	82	1,873	3.20x

* Proforma adjusted EBITDA related to mobile acquisitions in Panama.

Earnings Release Q4 2020

Debt maturity profile

	2021	2022	2023	2024	2025	2026	2027	2028	2029	>2030	>2031
International Bonds	—	—	—	241	—	500	550	500	750	600	500
Floating MIC S.A Sustainability Bond Due 2024				241
6.625% MIC S. A USD 500m Bond Due 2026						500
5.875% Telecel USD 300m Bond Due 2027							550
5.125% MIC S. A USD 500m Bond Due 2028								500
6.250% MIC S. A USD 750m Bond Due 2029									750
4.500% Cable Onda USD 600m Bond Due 2030										600
4.500% MIC S. A USD 500m Bond Due 2031											500
Local Bonds (Colombia, Bolivia, Paraguay & Panama)	44	61	113	114	125	126	4	2	15	32	37
Bank and DFI	69	79	366	493	707	35	169	48	119	49	(6)
Total	113	139	479	848	832	661	724	550	883	681	531
% of Total	1.8%	2.2%	7.4%	13.2%	12.9%	10.3%	11.2%	8.5%	13.7%	10.6%	8.2%

Earnings Release Q4 2020

Capex Reconciliation

Capex Reconciliation	Q4 2020	Q4 2019	FY 2020	FY 2019
Consolidated:
Additions to property, plant and equipment	261	260	649	719
Additions to licenses and other intangibles	23	75	520	202
Of which spectrum and license costs	(6)	36	421	101
Total consolidated additions	284	335	1,169	921
Of which capital expenditures related to corporate offices	1	6	7	13
Latin America Segment	Q4 2020	Q4 2019	FY 2020	FY 2019
Additions to property, plant and equipment	317	314	816	879
Additions to licenses and other intangibles	36	113	629	240
Of which spectrum and license costs	(6)	64	504	117
Latin America Segment total additions (Underlying)	352	427	1,445	1,119
Capex excluding spectrum and license costs	358	363	941	1,002
Africa Segment	Q4 2020	Q4 2019	FY 2020	FY 2019
Additions to property, plant and equipment	13	20	41	42
Additions to licenses and other intangibles	—	—	—	12
Of which spectrum and license costs	—	—	—	12
Africa Segment total additions	13	20	41	54
Capex excluding spectrum and license costs	13	20	41	42
Underlying Capex	Q4 2020	Q4 2019	FY 2020	FY 2019
Latam capex excluding spectrum and license cost	358	363	941	1,002
Africa capex excluding spectrum and license cost	13	20	41	42
Capital expenditures related to corporate offices	1	6	7	13
Underlying capex excluding spectrum and license costs	372	389	989	1,056

Earnings Release Q4 2020

Operating Free Cash Flow Reconciliation

Cash Flow Data	Q4 2020	Q4 2019	FY 2020	FY 2019
Net cash provided by operating activities	296	269	821	801
Purchase of property, plant and equipment	(182)	(210)	(622)	(736)
Proceeds from sale of property, plant and equipment	3	4	9	24
Purchase of intangible assets and licenses	(1)	(26)	(202)	(171)
Proceeds from sale of intangible assets	—	—	—	—
Net purchase/proceeds for property, plant and equipment and intangible assets	(179)	(232)	(815)	(882)
(Less) Proceeds from sale of towers part of sale and leaseback transactions	—	(1)	—	(22)
(Less) Purchase of spectrum and licenses	6	16	101	59
(Less) Finance charges paid, net	135	123	551	470
Operating free cash flow	257	173	657	425

Earnings Release Q4 2020

Equity Free Cash Flow Reconciliation

Cash Flow Data	Q4 2020	Q4 2019	FY 2020	FY 2019
Net cash provided by operating activities	296	269	821	801
Purchase of property, plant and equipment	(182)	(210)	(622)	(736)
Proceeds from sale of property, plant and equipment	3	4	9	24
Proceeds from sale of towers part of tower sale and leaseback transactions	—	(1)	—	(22)
Purchase of intangible assets	(1)	(26)	(202)	(171)
Proceeds from sale of intangible assets	—	—	—	—
Purchase of spectrum and licenses	6	16	101	59
Finance charges paid, net	135	123	551	470
Operating free cash flow	257	173	657	425
Interest (paid), net	(135)	(123)	(551)	(470)
Free cash flow	122	51	106	(45)
Dividends received from joint ventures (Guatemala and Honduras)	4	56	71	237
Dividends paid to non-controlling interests	—	—	(5)	(13)
Equity free cash flow	126	106	172	179
Lease Principal Repayments	(33)	(25)	(116)	(107)
Equity free cash flow after leases	93	81	56	73

OCF (EBITDA- Capex) Reconciliation

Latam OCF Underlying	Q4 2020	Q4 2019	FY 2020	FY 2019
Latam EBITDA	634	636	2,360	2,418
(-) Capex (Ex. Spectrum)	358	363	941	1,002
Latam OCF	276	273	1,418	1,416
Africa OCF	Q4 2020	Q4 2019	FY 2020	FY 2019
Africa EBITDA	34	33	125	117
(-) Capex (Ex. Spectrum)	13	20	41	42
Africa OCF	21	13	84	75
Corporate OCF	Q4 2020	Q4 2019	FY 2020	FY 2019
Corporate EBITDA	4	3	2	(13)
(-) Capex (Ex. Spectrum)	1	6	7	13
Corporate OCF	3	(4)	(5)	(25)
Underlying OCF	Q4 2020	Q4 2019	FY 2020	FY 2019
Underlying EBITDA	672	672	2,487	2,522
(-) Capex (Ex. Spectrum)	372	389	989	1,056
Underlying OCF	300	283	1,497	1,466

Earnings Release Q4 2020

Interest Expense Reconciliation

Interest ($ millions)	Q4 2020	Q4 2019	FY 2020	FY 2019
Interest expense	(88)	(90)	(366)	(336)
Finance Leases	(40)	(44)	(156)	(157)
Loan Redemption expense	(15)	—	(15)	(10)
Other	(25)	(23)	(87)	(60)
Total financial expenses	(168)	(157)	(624)	(564)
Interest income	5	5	13	20
Net financial expenses	(163)	(152)	(611)	(544)

Underlying Interest ($ millions)	Q4 2020	Q4 2019	FY 2020	FY 2019
Interest expense	(100)	(113)	(453)	(428)
Finance Leases	(46)	(51)	(183)	(186)
Loan Redemption expense	(15)	—	(33)	(10)
Other	(16)	(19)	(83)	(55)
Total financial expenses	(177)	(182)	(752)	(680)
Interest income	6	9	22	33
Net financial expenses	(172)	(173)	(730)	(647)

Earnings Release Q4 2020

Guatemala and Honduras Financial Information (unaudited)

Until 2015, Millicom group results included Guatemala and Honduras on a 100% consolidation basis. Since 2016, these businesses are treated as joint ventures and are consolidated using the equity method. To aid investors to better track the evolution of the company’s performance over time, we provide the following indicative unaudited financial statement data for the Millicom group as if our Guatemala and Honduras joint ventures had been fully consolidated.

Income statement data Q4 2020	Millicom (IFRS)	Guatemala and Honduras JVs	Eliminations	Underlying (non-IFRS)
($millions)
Revenue	1,088	541	—	1,629
Cost of sales	(284)	(123)	—	(407)
Gross profit	804	418	—	1,222
Operating expenses	(405)	(146)	—	(550)
EBITDA	399	273	—	672
EBITDA margin	36.7%	50.4%	—	41.2%
Depreciation & amortization	(304)	(113)	—	(416)
Share of net profit in joint ventures	71	—	(71)	—
Other operating income (expenses), net	(43)	(1)	(4)	(48)
Operating profit	123	158	(75)	207
Net financial expenses	(163)	(9)	—	(172)
Other non-operating income (expenses), net	41	4	—	45
Gains (losses) from associates	—	—	—	—
Profit (loss) before tax	1	153	(75)	80
Net tax credit (charge)	(54)	(29)	—	(83)
Profit (loss) for the period	(53)	124	(75)	(3)
Non-controlling interests	—	(54)	—	(53)
Profit (loss) from discontinued operations	(3)	—	—	(3)
Net profit (loss) for the period	(56)	71	(75)	(60)

Earnings Release Q4 2020

Income statement data FY 2020	Millicom (IFRS)	Guatemala and Honduras JVs	Eliminations	Underlying (non-IFRS)
($millions)
Revenue	4,171	2,035	—	6,206
Cost of sales	(1,171)	(483)	—	(1,654)
Gross profit	3,000	1,552	—	4,552
Operating expenses	(1,505)	(560)	—	(2,065)
EBITDA	1,495	992	—	2,487
EBITDA margin	35.8%	48.7%	—	40.1%
Depreciation & amortization	(1,208)	(453)	—	(1,661)
Share of net profit in joint ventures	171	—	(171)	—
Other operating income (expenses), net	(12)	(3)	(4)	(18)
Operating profit	446	536	(175)	807
Net financial expenses	(611)	(119)	—	(730)
Other non-operating income (expenses), net	(106)	(3)	—	(109)
Gains (losses) from associates	(1)	—	—	(1)
Profit (loss) before tax	(271)	413	(175)	(33)
Net tax credit (charge)	(102)	(102)	—	(204)
Profit (loss) for the period	(373)	311	(175)	(237)
Non-controlling interests	41	(140)	—	(99)
Profit (loss) from discontinued operations	(12)	—	—	(12)
Net profit (loss) for the period	(344)	171	(175)	(348)

Earnings Release Q4 2020
Balance Sheet data ($ millions)	Millicom IFRS	Guatemala and Honduras JVs	Underlying (non-IFRS)
Assets
Intangible assets, net	3,403	2,837	6,240
Property, plant and equipment, net	2,755	874	3,629
Right of Use Assets	895	272	1,167
Investments in joint ventures and associates	2,665	(2,642)	24
Other non-current assets	396	(35)	361
Total non-current assets	10,114	1,307	11,421
Inventories, net	37	35	72
Trade receivables, net	351	91	442
Other current assets	845	145	990
Restricted cash	199	19	219
Cash and cash equivalents	875	247	1,122
Total current assets	2,307	537	2,844
Assets held for sale	1	—	1
Total assets	12,422	1,844	14,266

Equity and liabilities
Equity attributable to owners of the Company	2,059	(54)	2,005
Non-controlling interests	215	482	697
Total equity	2,274	428	2,703
Debt and financing	6,475	1,008	7,483
Other non-current liabilities	1,065	159	1,224
Total non-current liabilities	7,540	1,167	8,707
Debt and financing	236	34	270
Other current liabilities	2,371	215	2,586
Total current liabilities	2,608	249	2,856
Liabilities directly associated with assets held for sale	—	—	—
Total liabilities	10,148	1,416	11,563
Total equity and liabilities	12,422	1,844	14,266

Earnings Release Q4 2020
Cash Flow Data	Millicom IFRS	Guatemala and Honduras JVs	Underlying (non-IFRS)
($millions)
Profit (loss) before taxes from continuing operations	(271)	238	(33)
Profit (loss) for the period from discontinued operations	(12)	—	(12)
Profit (loss) before taxes	(283)	238	(45)
Net cash provided by operating activities (incl. discontinued ops)	821	764	1,585
Net cash used in investing activities (incl. discontinued ops)	(495)	(451)	(945)
Net cash from (used by) financing activities (incl. discontinued ops)	(598)	(294)	(891)
Exchange impact on cash and cash equivalents, net	(17)	(2)	(19)
Net (decrease) increase in cash and cash equivalents	(289)	18	(271)
Cash and cash equivalents at the beginning of the period	1,164	229	1,393
Effect of cash in disposal group held for sale	—	—	—
Cash and cash equivalents at the end of the period	875	247	1,122

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 11:00 CET on February 11, 2021.

Item 2

Unaudited Interim

Condensed Consolidated

Financial Statements

For the three-month period and year ended

December 31, 2020

February 11, 2021

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

Unaudited interim condensed consolidated statement of income for the three-month period and year ended December 31, 2020

in millions of U.S. dollars except per share data	Notes	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019	Three months ended December 31, 2020	Three months ended December 31, 2019
Continuing Operations
Revenue	5	4,171	4,336	1,088	1,150
Cost of sales		(1,171)	(1,201)	(284)	(311)
Gross profit		3,000	3,135	804	839
Operating expenses		(1,505)	(1,604)	(405)	(415)
Depreciation	3	(890)	(825)	(230)	(213)
Amortization		(318)	(275)	(74)	(84)
Share of profit in the joint ventures in Guatemala and Honduras	15	171	179	71	42
Other operating income (expenses), net	12, 14	(12)	(34)	(43)	(41)
Operating profit	5	446	575	123	129
Interest and other financial expenses	10	(624)	(564)	(168)	(157)
Interest and other financial income		13	20	5	5
Other non-operating (expenses) income, net	6	(106)	227	41	309
Profit (loss) from other joint ventures and associates, net		(1)	(40)	—	(9)
Profit (loss) before taxes from continuing operations		(271)	218	1	277
Tax (charge) credit, net		(102)	(120)	(54)	(31)
Profit (loss) from continuing operations		(373)	97	(53)	246
Profit (loss) from discontinued operations, net of tax	4	(12)	57	(3)	(3)
Net profit (loss) for the period		(385)	154	(56)	242

Attributable to:
Owners of the Company		(344)	149	(56)	223
Non-controlling interests		(41)	5	—	20

(Loss)/Earnings per common share for net profit/ (loss) attributable to the owners of the Company:
Basic and Diluted ($ per share) (i)	7	(3.40)	1.48	(0.55)	2.20

(i)	There are no dilutive potential ordinary shares

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

 2

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

Unaudited interim condensed consolidated statement of comprehensive income for the three-month period and year ended December 31, 2020

in millions of U.S. dollars	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019	Three months ended December 31, 2020	Three months ended December 31, 2019
Net profit (loss) for the period	(385)	154	(56)	242
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	(19)	(4)	63	32
Change in value of cash flow hedges, net of tax effects	(1)	(16)	3	2
Other comprehensive income (not to be reclassified to statement of income in subsequent periods), net of tax:
Remeasurements of post-employment benefit obligations, net of tax effects	(2)	—	(2)	—
Total comprehensive income (loss) for the period	(407)	133	8	276

Attributable to
Owners of the Company	(360)	131	(4)	274
Non-controlling interests	(48)	3	12	3

Total comprehensive income for the period arises from:
Continuing operations	(395)	76	11	279
Discontinued operations	(12)	57	(3)	(3)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

 3

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

Unaudited interim condensed consolidated statement of financial position as at December 31, 2020

in millions of U.S. dollars	Notes	December 31, 2020	December 31, 2019(i)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	9	3,403	3,195
Property, plant and equipment, net	8	2,755	2,899
Right of use assets		895	1,012
Investments in joint ventures	15	2,642	2,797
Investments in associates		24	25
Contract costs, net		5	5
Deferred tax assets		197	200
Derivative financial instruments	13	27	—
Amounts due from non-controlling interests, associates and joint ventures	12	90	39
Other non-current assets		77	66
TOTAL NON-CURRENT ASSETS		10,114	10,238

CURRENT ASSETS
Inventories		37	32
Trade receivables, net	2	351	371
Contract assets, net		31	41
Amounts due from non-controlling interests, associates and joint ventures	12	206	29
Prepayments and accrued income		149	156
Current income tax assets		96	119
Supplier advances for capital expenditure		21	22
Equity investments	14	160	371
Other current assets		181	192
Restricted cash		199	155
Cash and cash equivalents		875	1,164
TOTAL CURRENT ASSETS		2,307	2,652
Assets held for sale	4	1	5
TOTAL ASSETS		12,422	12,895

(i)	Restated for finalization of purchase accounting for Nicaragua and Panama acquisitions (see note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

 4

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

Unaudited interim condensed consolidated statement of financial position as at December 31, 2020 (continued)

in millions of U.S. dollars	Notes	December 31, 2020	December 31, 2019(i)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		630	633
Treasury shares		(30)	(51)
Other reserves		(562)	(544)
Retained profits		2,365	2,222
Profit (loss) for the period attributable to equity holders		(344)	149
Equity attributable to owners of the Company		2,059	2,410
Non-controlling interests		215	271
TOTAL EQUITY		2,274	2,680

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	10	5,578	5,786
Lease liabilities	10	897	988
Derivative financial instruments	13	14	17
Amounts due to non-controlling interests, associates and joint ventures	12	29	337
Payables and accruals for capital expenditure	9	485	61
Provisions and other non-current liabilities		328	322
Deferred tax liabilities		209	285
TOTAL NON-CURRENT LIABILITIES		7,540	7,797

CURRENT LIABILITIES
Debt and financing	10	113	186
Lease liabilities	10	123	107
Put option liability	13	262	264
Derivative financial instruments		1	—
Payables and accruals for capital expenditure		345	348
Other trade payables		334	289
Amounts due to non-controlling interests, associates and joint ventures	12	311	161
Accrued interest and other expenses		445	432
Current income tax liabilities		71	75
Contract liabilities		90	82
Provisions and other current liabilities		511	474
TOTAL CURRENT LIABILITIES		2,608	2,417
Liabilities directly associated with assets held for sale	4	—	—
TOTAL LIABILITIES		10,148	10,215
TOTAL EQUITY AND LIABILITIES		12,422	12,895

(i)	Restated for the finalization of purchase accounting for Nicaragua and Panama acquisitions (see note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

 5

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

Unaudited interim condensed consolidated statement of cash flows for the year ended December 31, 2020

in millions of U.S. dollars	Notes	December 31, 2020	December 31, 2019
Cash flows from operating activities (including discontinued operations)
Profit (loss) before taxes from continuing operations		(271)	218
Profit (loss) before taxes from discontinued operations	4	(12)	59
Profit (loss) before taxes		(283)	276
Adjustments to reconcile to net cash:
Interest expense on leases		156	157
Interest expense on debt and other financing		468	408
Interest and other financial income		(13)	(20)
Adjustments for non-cash items:
Depreciation and amortization	5	1,208	1,111
Share of net profit in Guatemala and Honduras joint ventures		(171)	(179)
(Gain) on disposal and impairment of assets, net	4, 14	20	(40)
Share based compensation		24	30
Loss from other joint ventures and associates, net		1	40
Other non-cash non-operating (income) expenses, net	6	106	(227)
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(43)	(119)
Decrease (increase) in inventories		(6)	11
Increase (decrease) in trade and other payables, net		40	(61)
Increase (decrease) in contract assets, liabilities and costs, net		8	(2)
Total changes in working capital		(2)	(172)
Interest paid on leases		(151)	(141)
Interest paid on debt and other financing		(411)	(344)
Interest received		11	15
Taxes paid	5	(142)	(114)
Net cash provided by operating activities		821	801
Cash flows from (used in) investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	3	10	(1,014)
Proceeds from disposal of subsidiaries and associates, net of cash disposed	4	10	111
Purchase of intangible assets and licenses	9	(202)	(171)
Purchase of property, plant and equipment	8	(622)	(736)
Proceeds from sale of property, plant and equipment	8	9	24
Proceeds from disposal of equity investments, net of costs	14	197	25
Dividends and dividend advances received from joint ventures	15	71	237
Cash (used in) provided by other investing activities, net		32	20
Net cash used in investing activities		(495)	(1,502)

 6

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

Unaudited interim condensed consolidated statement of cash flows for the year ended December 31, 2020 (continued)

Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	10	1,470	2,900
Repayment of debt and other financing	10	(1,744)	(1,157)
Loan advance to joint venture	12	(193)	—
Lease capital repayment		(116)	(107)
Advances and dividends paid to non-controlling interests		(5)	(13)
Share repurchase program		(10)	—
Dividends paid to owners of the Company		—	(268)
Net cash provided by (used in) financing activities		(598)	1,355
Exchange impact on cash and cash equivalents, net		(17)	(8)
Net (decrease) increase in cash and cash equivalents		(289)	645
Cash and cash equivalents at the beginning of the year		1,164	528
Effect of cash in disposal group held for sale	4	—	(9)
Cash and cash equivalents at the end of the year		875	1,164

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

 7

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

Unaudited interim condensed consolidated statements of changes in equity for the years ended December 31, 2020 and December 31, 2019

in millions of U.S. dollars	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2018	101,739	(914)	153	482	(81)	2,525	(538)	2,542	251	2,792
Total comprehensive income for the year	—	—	—	—	—	149	(19)	131	3	133
Dividends (ii)	—	—	—	—	—	(267)	—	(267)	—	(267)
Dividends to non controlling interest	—	—	—	—	—	—	—	—	(1)	(1)
Purchase of treasury shares(iii)	—	(132)	—	—	(12)	4	—	(8)	—	(8)
Share based compensation	—	—	—	—	—	—	29	29	1	30
Issuance of shares under share-based payment schemes	—	465	—	(2)	41	(12)	(25)	1	—	1
Effect of restructuring in Tanzania	—	—	—	—	—	(27)	9	(18)	18	—
Balance on December 31, 2019	101,739	(581)	153	480	(51)	2,372	(544)	2,409	271	2,680
Total comprehensive income for the period	—	—	—	—	—	(344)	(15)	(360)	(48)	(407)
Dividends	—	—	—	—	—	—	—	—	—	—
Dividends to non controlling interests	—	—	—	—	—	—	—	—	(8)	(8)
Purchase of treasury shares (iii)	—	(467)	—	—	(19)	3	—	(16)	—	(16)
Share based compensation	—	—	—	—	—	—	24	24	—	24
Issuance of shares under share-based payment schemes	—	521	—	(2)	40	(11)	(26)	1	—	1
Balance on December 31, 2020	101,739	(526)	153	478	(30)	2,020	(562)	2,059	215	2,274

(i)	Retained profits – includes profit for the year attributable to equity holders, of which at December 31, 2020, $310 million (2019: $306 million; 2018: $324 million) are not distributable to equity holders.

(ii)	Dividends - A dividend distribution of $2.64 per share was approved by the Annual General Meeting of shareholders on May 2, 2019 and paid in equal portions in May and November 2019.

(iii)	During the year ended December 31, 2020, Millicom repurchased 350,000 shares for a total amount of $10 million and withheld approximately 117,000 shares for settlement of tax obligations (2019: 132,162 ) on behalf of employees under share-based compensation plans.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

 8

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

Notes to the unaudited interim condensed consolidated statements

1. GENERAL

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On February 10, 2021, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2019, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2019 consolidated financial statements, except for the changes described below.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

II.	COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance

On March 11, 2020, the World Health Organization declared the coronavirus outbreak a pandemic. Most countries globally, including a majority of the countries where Millicom operates, reacted by implementing severe restrictions on travel and public gatherings, including the closing of offices, businesses, schools, retail stores and other public venues, and by instituting curfews or quarantines. These restrictions, as well as the dangers posed by the virus, produced a significant reduction in mobility and a severe disruption in global economic activity, the effect of which was felt in our markets beginning in mid-March 2020.

 9

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

Impact on Millicom's markets and business

Most governments in Millicom's markets implemented restrictions beginning in mid-March, with some gradual relaxation of measures beginning in late May and continuing throughout 2020. In some countries, temporary restrictions were re-imposed toward the end of 2020 in order to contain a second wave of infection.

The re-opening of the economies had a significant impact on our prepaid mobile business, which began to recover in May and has continued to see gradual improvement since then. In postpaid mobile, the pace of recovery has been much slower. The Group's residential cable business has proven more resilient; revenue growth has decelerated but remained positive since the onset of the pandemic, and we have resumed normal service to many customers who had temporarily benefited from the free "lifeline" services. Finally, revenue from business-to-business "B2B" customers remained depressed in Q4, as many small and mid-sized businesses struggle to cope with the health and economic crises.

 10

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

II.	COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance (continued)

Impact of the crisis on accounting matters

As a consequence of this crisis, Millicom identified potential significant accounting implications in the following areas:

• Impairment of non-financial assets/goodwill/investments in joint ventures

As a result of this crisis, Millicom has noticed reduced economic activity across the countries where it operates, and its operations have been suffering lower revenues, EBITDA and margins, which might have indicated potential impairments.

In the second half of the year, our operations have shown encouraging signs of recovery and are actually over performing the forecasts used by management to carry out the impairment test as of June 30, 2020. The discount rates have also significantly decreased since the declaration of the outbreak and they have gradually returned to pre-pandemic levels. There were therefore no such indicators requiring management to carry out another impairment test for the second half of the year. With that said, in accordance with IFRS, management carried out its annual goodwill impairment test during the fourth quarter of 2020, using the Group's latest forecasts and again concluded that no impairment should be recorded in the Group Consolidated Financial Statements.

•	Impairment of trade receivables

During Q2 2020, and as a result of worsening collections, the Group had recognised additional bad debt provisions for an amount of $32 million compared to the level of provisions recorded during Q1 2020 (pre-pandemic level) and $33 million compared to Q2 2019. However, collections have significantly improved during the second half of 2020 and bad debt levels have returned to their pre-pandemic level comparing to Q1 2020. As of December 31, 2020, the total bad debt provision is close to 100% of the receivables overdue by more than 90 days.

•	Revenue recognition

For countries restricted from disconnecting non paying customers at the beginning of the pandemic , such as El Salvador and Bolivia, the Group established a policy whereby operations stopped recognizing revenue after a certain number of invoices remained unpaid (usually 3 invoices - as these customers would be disconnected after 3 unpaid invoices in normal circumstances). The Group believed it was unlikely that it would collect the overdue invoiced amounts from these subscribers i.e. the 'Covid subscribers'. From that moment onwards after consideration of the guidance under IFRS 15.13, for 'Covid subscribers' the Group had only recognized revenue up to an amount equal to the consideration (cash) as and when received. Noteworthy, all our operations were finally allowed to apply free "lifeline" services for non-paying customers, with El Salvador and Bolivia being the latest to be able to apply it as from mid-2020.

As mentioned above, our markets and operations showed encouraging signs of recovery, and therefore any unrecognized revenue during second half of 2020 has been offset with the invoicing effect of prior unrecognized revenue. For the year ended December 31, 2020, the Group invoiced but unrecognized revenue amounts to $3.9 million.

 11

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

III.	New and amended IFRS standards

The following changes to standards effective for annual periods starting on January 1, 2020 have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:

•	Amendments to the conceptual framework. The IASB has revised its conceptual framework.

•	Amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’.

•	Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest Rate Benchmark Reform (Phase 1). This amendment provides certain reliefs in relation to interest rate benchmark reforms. The reliefs relate to hedge accounting and have the effect that the reforms should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness should continue to be recorded in the income statement.

•	Amendments to IFRS 3 - definition of a business. This amendment revises the definition of a business.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

•	Amendment to IFRS 16, 'Leases' - COVID 19 Rent Concessions - effective for annual periods starting on June 1, 2020. This amendment provides an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification. Lessees can elect to account for such rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as variable lease payments in the period(s) in which the event or condition that triggers the reduced payment occurs.

The following changes to standards not yet effective are not expected to materially affect the Group:

•	Amendments to IFRS 4 'Insurance contracts' (deferral of effective date of IFRS 9) - effective for annual periods starting on January 1, 2021- These amendments extend the effective date to apply IFRS 9 for insurance contracts to January 1, 2023 in order to align with the effective date of IFRS 7. These amendments will not have an impact for the Group.

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform - Phase 2 - effective for annual periods starting on January 1, 2021. The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate.

Main reliefs provided by the Phase 2 amendments relate to:

◦	Changes to contractual cash flows: That is, when changing the basis for determining contractual cash flows for financial assets and liabilities required by the reform will not result in an immediate gain or loss in the income statement but on an update of the effective interest rate (or an update in the discount rate to remeasure the lease liability as a result of the IBOR reform), and;

◦	Hedge accounting: That is, allowing hedge relationships that are directly affected by the reform to continue, though additional effectiveness might need to be recorded.

The Group has inventoried financial assets or liabilities (including lease liabilities), as well as hedging instruments, with IBOR features and concluded that it will not be significantly exposed to this reform. As a result, it does not expect any material effects on its consolidated financial statements from the reform and these amendments.

 12

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

•	Amendments to

◦	IFRS 3 'Business Combinations' - Reference to Conceptual Framework

◦	IAS 16 'Property, Plant and Equipment' - Proceeds before intended use

◦	IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' - Cost of fulfilling a contract

◦	Annual improvements to IFRS Standards 2018-2020, affecting IFRS 1, IFRS 9, IFRS 16 and IAS 41

All of these amendments are effective for annual periods starting on January 1, 2022. These amendments have not yet been endorsed by the EU.

•	Amendments to IAS 1, 'Presentation of Financial Statements' - effective for annual periods starting on January 1, 2023- This amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability. This amendment has not yet been endorsed by the EU.

•	IFRS 17, ‘Insurance contracts’, including amendments - effective for annual periods starting on January 1, 2023- IFRS 17 will not have an impact for the Group. IFRS 17 has not been yet endorsed by the EU.

 13

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions 2020

There were no material acquisitions in 2020.

Acquisitions 2019

On February 20, 2019, MIC S.A., Telefonica Centroamerica and Telefonica S.A. entered into 3 separate share purchase agreements (the “Telefonica CAM Acquisitions”) pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonica Moviles Panama, S.A., a company incorporated under the laws of Panama, from Telefonica Centroamerica (the “Panama Acquisition”), 100% of the shares of Telefonica de Costa Rica TC, S.A., a company incorporated under the laws of Costa Rica, from Telefonica (the “Costa Rica Acquisition”) and 100% of the shares of Telefonia Celular de Nicaragua, S.A., a company incorporated under the laws of Nicaragua, from Telefonica Centroamerica (the “Nicaragua Acquisition”). While Millicom completed both acquisitions in Nicaragua and Panama, it announced on May 2, 2020 that it had terminated the Share Purchase Agreement in relation to the Costa Rica Acquisition (see note 11). The aggregate purchase price for the Telefonica Panama and Nicaragua Acquisitions was $1.08 billion, which has been subject to purchase price adjustments.

Finalization of the purchase accounting had an effect on the following financial position line items as of December 31, 2019:

		Impact of finalization/update of purchase accounting of
(in millions of U.S. dollars)	December 31, 2019	Nicaragua	Panama	December 31, 2019	Reason for the change
	As reported			Restated
STATEMENT OF FINANCIAL POSITION
ASSETS
Intangible assets, net	3,219	(4)	(20)	3,195	(i)
Property, plant and equipment, net	2,883	—	17	2,899	(ii)
Right-of-use asset (non-current)	977	—	34	1,012	(ii)
Other current assets	181	4	7	192	(iii)
LIABILITIES
Lease liabilities (non-current)	967	—	22	988	(ii)
Lease liabilities (current)	97	—	11	107	(ii)
Deferred tax liabilities	279	—	6	285	(iv)

EQUITY
Retained profits	2,222			2,222
Non-controlling interests	271			271

(i)	Impact on goodwill resulting from the adjustments explained below for Nicaragua and Panama.

(ii)	See Panama section below. Mainly relates to lease accounting policy alignment, final property, plant and equipment step-up and final purchase price adjustment.

(iii)	See Nicaragua and Panama section below. Reflects the final price adjustment agreed for Nicaragua and Panama.

(iv)	Deferred tax impact of these previously explained adjustments.

The impact of the finalization of Nicaragua and Panama's purchase accounting on the 2019 Group statement of income is immaterial. Therefore, no adjustments were made in that respect on comparative figures.

Further details of Nicaragua and Panama acquisitions are provided below.

 14

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

Nicaragua Acquisition

This transaction closed on May 16, 2019 after receipt of the necessary approvals and, since that date, Millicom holds all voting rights in Telefonia Celular de Nicaragua ("Nicaragua") and controls it. On the same day, Millicom paid cash consideration of $437 million, which was adjusted to $430 million as of December 31, 2019 and finally adjusted to $426 million. For the purchase accounting, Millicom determined the final fair values of Nicaragua's identifiable assets and liabilities based on transaction and relative fair values. The purchase accounting was finalized by May 16, 2020 and has not materially changed since December 31, 2019, with the exception of the final price adjustment.

The final purchase accounting and differences compared to the provisional fair values reported as at December 31, 2019 are shown below:

	Provisional Fair values (100%)	Final Fair values (100%)	Differences
(in millions of U.S. dollars)
Intangible assets (excluding goodwill) (i)	131	131	—
Property, plant and equipment (ii)	149	149	—
Right of use assets (iii)	131	131	—
Other non-current assets	2	2	—
Current assets (excluding cash) (iv)	23	23	—
Trade receivables (v)	17	17	—
Cash and cash equivalents	7	7	—
Total assets acquired	459	459	—
Lease liabilities (iii)	131	131	—
Other liabilities (vi)	118	118	—
Total liabilities assumed	249	249	—
Fair value of assets acquired and liabilities assumed, net	210	210	—
Acquisition price	430	426	(4)
Goodwill	220	216	(4)

(i)	Intangible assets not previously recognized at the date of acquisition, are mainly customer lists for an amount of $81 million, with estimated useful lives ranging from 4 to 10 years. In addition, a fair value step-up of $39 million on the spectrum held by Nicaragua has been recognized, with a remaining useful life of 14 years.

(ii)	A fair value step-up of $39 million has been recognized on property, plant and equipment, mainly on the core network ($25 million) and owned buildings ($8 million). The expected remaining useful lives were estimated at 6-7 years on average.

(iii)	The Group measured the lease liability at the present value of the remaining lease payments (as defined in IFRS 16) as if the acquired lease were a new lease at the acquisition date. The right-of-use assets have been adjusted by $7 million to be measured at the same amount as the lease liabilities.

(iv)	Current assets include indemnification assets for tax contingencies at fair value for an amount of $11 million - see (vi) below.

(v)	The fair value of trade receivables acquired was $17 million.

(vi)	Other liabilities include the fair value of certain possible tax contingent liabilities for $1 million and a deferred tax liability of $50 million resulting from the above adjustments

Panama Acquisition

This transaction closed on August 29, 2019 after receipt of the necessary approvals and, since that date, Cable Onda, which is 80% owned by Millicom, holds all voting rights in Grupo de Comunicaciones Digitales, S.A. ("Panama") and controls it. On the same day, Cable Onda paid a cash consideration of $594 million to acquire 100% of the shares of Panama, finally adjusted to $587 million during Q3 2020. No non-controlling interests are recognized at acquisition date as Cable Onda acquired 100% of the shares of Panama. However, non-controlling interests are recognized in Panama's results from the date of acquisition.

For the purchase accounting, Millicom determined the fair value of Panama's identifiable assets and liabilities based on transaction and relative fair values. During Q2 and Q3 2020, the Group completed the policy alignment and evaluation in respect of the right-of-use assets and lease liabilities, and the property plant and equipment, as well as their related effect on the final valuation of the fixed assets. The related effects of these adjustments are shown in the table below.

 15

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

The final purchase accounting and differences compared to the provisional fair values reported as at December 31, 2019 are shown below:

	Provisional Fair values (100%)	Final Fair values (100%)	Differences
(in millions of U.S. dollars)
Intangible assets (excluding goodwill) (i)	178	182	4
Property, plant and equipment (ii)	110	127	17
Right of use assets (iii)	47	81	34
Other non-current assets	3	3	—
Current assets (excluding cash)	23	23	—
Trade receivables (iv)	21	21	—
Cash and cash equivalents	10	10	—
Total assets acquired	391	446	55
Lease liabilities	48	81	33
Other debt and financing	74	74	—
Other liabilities (v)	101	107	6
Total liabilities assumed	224	262	39
Fair value of assets acquired and liabilities assumed, net	167	184	16
Acquisition price	594	587	(7)
Goodwill	426	403	(23)

(i)	Intangible assets not previously recognized at the date of acquisition, are mainly customer lists for an amount of $55 million, with estimated useful lives ranging from 3 to 17 years. In addition, a fair value step-up of $7 million on the spectrum held by Panama has been recognized, with a remaining useful life of 17 years. Finally, a fair value step-up of $3 million has been recognised on certain software.

(ii)	A fair value step-up of $17 million has been recognized on property, plant and equipment, mainly on the core network ($11 million) and owned land and buildings ($4 million). The expected remaining useful lives were estimated at 3 to 8 years.

(iii)	The accounting policy alignment resulted in an increase in the right-of-use assets and lease liabilities of approximately $30 million. Subsequently, the right-of-use assets have been adjusted by $4 million to be measured at the same amount as the lease liabilities.

(iv)	The fair value of trade receivables acquired was $21 million.

(v)	Other liabilities include a deferred tax liability of $21 million resulting from the above adjustments

 16

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Summary

Financial information relating to discontinued operations for the three-month period and year ended December 31, 2019 are set out below. The figures shown below are after inter-company eliminations. 2019 figures include Chad only. There have been no significant movements in 2020 except for those events disclosed at the bottom of the following tables.

Results from Discontinued Operations ($ millions)	Twelve months ended December 31, 2019	Three months ended December 31, 2019
Revenue	50	—
Cost of sales	(14)	—
Operating expenses	(29)	—
Depreciation and amortization	(11)	—
Other operating income (expenses), net	—	—
Gain/(loss) on disposal of discontinued operations	74	—
Other expenses linked to the disposal of discontinued operations	(10)	(3)
Operating profit (loss)	61	(3)
Interest income (expense), net	(2)	—
Other non-operating (expenses) income, net	—	—
Profit (loss) before taxes	59	(3)
Credit (charge) for taxes, net	(2)	—
Net profit/(loss) from discontinuing operations	57	(3)

Cash flows from discontinued operations ($ millions)	Twelve months ended December 31, 2019
Cash from (used in) operating activities, net	(8)
Cash from (used in) investing activities, net	5
Cash from (used in) financing activities, net	7
Net cash inflows/(outflows)	5

Rwanda

On January 31, 2018, Millicom completed the sale of its Rwanda operations to subsidiaries of Bharti Airtel Limited for cash consideration of $51 million. The consideration included a deferred cash payment of $17 million, which was received in Q1 2020.

Chad

In August 2020, the Group and the buyer of our operations in Chad agreed on a final price adjustment of $8 million in favor of the buyer. This price adjustment was disbursed in September 2020 and recorded under the results from discontinued operations in the Group's statement of income.

 17

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

5. SEGMENT INFORMATION

Management determines operating and reportable segments based on information used by the chief operating decision maker (CODM) to make strategic and operational decisions from both a business and geographic perspective. The Group’s risks and rates of return are predominantly affected by operating in different geographical regions. The Group has businesses in two main regions: Latin America (“Latam”) and Africa. The Latam figures below include Honduras and Guatemala as if they are fully consolidated by the Group, as this reflects the way management reviews and uses internally reported information to make decisions. Honduras and Guatemala are shown under the Latam segment. The joint venture in Ghana is not reported as if fully consolidated.

As from January 1, 2020, Millicom is allocating corporate costs to each segment based on their contribution to underlying revenue, and only non-recurring costs, such as the M&A-related fees incurred in 2019, will remain unallocated going forward. This change in presentation has no impact on Group EBITDA.

In order to facilitate comparisons of December 31, 2020 figures with prior periods, comparative figures have been re-presented to conform with this new segment EBITDA reporting.

Revenue, operating profit (loss), EBITDA and other segment information for the three- and twelve-month periods ended December 31, 2020 and 2019, are as follows:

Twelve months ended December 31, 2020 (in millions of U.S. dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras(vii)	Eliminations and Transfers	Total
Mobile revenue	3,220	357	—	(1,461)	—	2,116
Cable and other fixed services revenue	2,097	8	—	(302)	(1)	1,803
Other revenue	60	1	—	(6)	(2)	52
Service revenue (i)	5,377	366	—	(1,769)	(4)	3,971
Telephone and equipment and other revenue (i)	466	—	—	(266)	—	201
Revenue	5,843	366	—	(2,035)	(4)	4,171
Operating profit (loss)	803	36	(32)	(536)	175	446
Add back:
Depreciation and amortization	1,561	89	11	(453)	—	1,208
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(171)	(171)
Other operating income (expenses), net	(5)	—	23	(3)	(4)	12
EBITDA (ii)	2,360	125	2	(992)	—	1,495
EBITDA from discontinued operations	—	(4)	—	—	—	(4)
EBITDA incl discontinued operations	2,360	121	2	(992)	—	1,491
Capital expenditure (iii)	(926)	(42)	(4)	258	—	(714)
Changes in working capital and others (iv)	61	11	(7)	(43)	—	22
Taxes paid	(260)	(10)	(2)	131	—	(142)
Operating free cash flow (v)	1,234	80	(11)	(645)	—	657
Total Assets (vi)	13,418	926	4,052	(5,116)	(859)	12,422
Total Liabilities	8,878	959	3,342	(2,044)	(987)	10,148

 18

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

5. SEGMENT INFORMATION (Continued)

Twelve months ended December 31, 2019 (in millions of U.S. dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	3,258	372	—	(1,480)	—	2,150
Cable and other fixed services revenue	2,197	9	—	(277)	—	1,928
Other revenue	60	1	—	(9)	—	51
Service revenue (i)	5,514	382	—	(1,766)	—	4,130
Telephone and equipment revenue (i)	449	—	—	(243)	—	206
Revenue	5,964	382	—	(2,010)	—	4,336
Operating profit (loss)	980	19	(64)	(540)	179	575
Add back:
Depreciation and amortization	1,435	99	9	(444)	—	1,100
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(179)	(179)
Other operating income (expenses), net	2	(2)	42	(8)	—	34
EBITDA (ii)	2,418	117	(13)	(992)	—	1,530
EBITDA from discontinued operations	—	(3)	—	—	—	(3)
EBITDA incl discontinued operations	2,418	114	(13)	(992)	—	1,527
Capital expenditure (iii)	(1,040)	(58)	(9)	261	—	(846)
Changes in working capital and others (iv)	(86)	14	(52)	(18)	—	(143)
Taxes paid	(225)	(10)	(8)	129	—	(114)
Operating free cash flow (v)	1,067	59	(82)	(619)	—	425
Total Assets (vi)	13,859	936	3,715	(5,465)	(150)	12,895
Total Liabilities	8,413	909	3,977	(2,119)	(965)	10,215

 19

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

5. SEGMENT INFORMATION (Continued)

Three months ended December 31, 2020 (in millions of U.S. dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total

Mobile revenue	837	95	—	(384)	—	548
Cable and other fixed services revenue	539	2	—	(80)	—	461
Other revenue	17	—	—	(1)	(1)	15
Service revenue (i)	1,394	97	—	(465)	(1)	1,024
Telephone and equipment revenue (i)	140	—	—	(76)	—	64
Revenue	1,534	97	—	(541)	(1)	1,088
Operating profit (loss)	238	13	(44)	(159)	75	123
Add back:
Depreciation and amortization	392	22	3	(113)	—	304
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(71)	(71)
Other operating income (expenses), net	5	(1)	44	(1)	(5)	43
EBITDA (ii)	634	34	4	(273)	—	399
EBITDA from discontinued operations	—	(3)	—	—	—	(3)
EBITDA incl discontinued operations	634	31	4	(273)	—	396
Capital expenditure (iii)	(234)	(10)	3	68	—	(174)
Changes in working capital and others (iv)	47	9	17	(4)	—	68
Taxes paid	(65)	(2)	(1)	34	—	(34)
Operating free cash flow (v)	382	28	23	(175)	—	257

 20

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

5. SEGMENT INFORMATION (Continued)

Three months ended December 31, 2019 (in millions of U.S. dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total

Mobile revenue	859	95	—	(376)	—	579
Cable and other fixed services revenue	559	2	—	(71)	—	490
Other revenue	23	—	—	(4)	—	19
Service revenue (i)	1,442	98	—	(451)	—	1,088
Telephone and equipment revenue (i)	135	—	—	(73)	—	61
Revenue	1,577	98	—	(525)	—	1,150
Operating profit (loss)	246	6	(33)	(132)	42	129
Add back:
Depreciation and amortization	379	28	3	(112)	—	297
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(42)	(42)
Other operating income (expenses), net	11	—	33	(3)	—	41
EBITDA (ii)	636	33	3	(247)	—	424
EBITDA from discontinued operations	—	(3)	—	—	—	(3)
EBITDA incl discontinued operations	636	30	3	(247)	—	421
Capital expenditure (iii)	(264)	(22)	(5)	72	—	(218)
Changes in working capital and others (iv)	(19)	(4)	37	(3)	—	10
Taxes paid	(78)	(2)	(1)	41	—	(40)
Operating free cash flow (v)	275	2	33	(137)	—	173

(i)	Service revenue is Group revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, SMS and other value-added services excluding telephone and equipment sales. Revenues from other sources comprises rental, sub-lease rental income and other non-recurring revenues. The Group derives revenue from the transfer of goods and services over time and at a point in time. Refer to the table below.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets. EBITDA is used by the management to monitor the segmental performance and for capital management.

(iii)	Excluding spectrum and licenses of $101 million (2019: $59 million) and cash received on tower deals of nil (2019: $22 million).

(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense and non-cash bonuses.

(v)	Operating Free Cash Flow is EBITDA less cash capex (excluding spectrum and license costs) less change in working capital, other non-cash items (share-based payment expense and non-cash bonuses) and taxes paid.

(vi)	Segment assets include goodwill and other intangible assets.

(vii)	Including eliminations for Guatemala and Honduras as reported in the Latin America segment.

 21

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

5. SEGMENT INFORMATION (Continued)

Revenue from contracts with customers from continuing operations

		Twelve months ended December 31, 2020			Twelve months ended December 31, 2019			Three months ended December 31, 2020			Three months ended December 31, 2019
in millions of U.S. dollars	Timing of revenue recognition	Latin America	Africa	Total Group	Latin America	Africa	Total Group	Latin America	Africa	Total Group	Latin America	Africa	Total Group
Mobile	Over time	1,728	239	1,967	1,747	261	2,007	445	62	507	476	66	542
Mobile Financial Services	Point in time	31	118	149	31	112	143	9	33	41	8	29	37
Cable and other fixed services	Over time	1,794	8	1,803	1,919	9	1,928	458	2	460	488	2	490
Other	Over time	51	1	52	51	1	52	15	—	16	19	—	19
Service Revenue		3,604	366	3,971	3,748	382	4,130	927	97	1,024	991	98	1,088
Telephone and equipment	Point in time	201	—	201	206	—	206	64	—	64	61	—	61
Revenue from contracts with customers		3,805	366	4,171	3,954	382	4,336	991	97	1,088	1,052	98	1,150

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019	Three months ended December 31, 2020	Three months ended December 31, 2019
Change in fair value of derivatives (Note 13)	(11)	—	(6)	—
Change in fair value in investment in Jumia (Note 14)	(18)	(38)	—	(6)
Change in fair value in investment in HT (Note 14)	(16)	312	5	312
Change in value of call option and put option liability (Note 13)	5	(25)	(3)	(7)
Exchange gains (losses), net	(69)	(32)	44	7
Other non-operating income (expenses), net	3	10	1	2
Total	(106)	227	41	309

7. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019(i)	Three months ended December 31, 2020	Three months ended December 31, 2019
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	(332)	93	(52)	226
Net profit (loss) attributable to equity holders from discontinued operations	(12)	57	(3)	(3)
Net profit/(loss) attributable to all equity holders to determine the basic earnings (loss) per share	(344)	149	(56)	223

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	101,172	101,144	101,201	101,148

in U.S. dollars
Basic and diluted
EPS from continuing operations attributable to owners of the Company	(3.28)	0.92	(0.52)	2.23
EPS from discontinued operations attributable to owners of the Company	(0.12)	0.56	(0.03)	(0.03)
EPS for the period attributable to owners of the Company	(3.40)	1.48	(0.55)	2.20

 22

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

8. PROPERTY, PLANT AND EQUIPMENT

During the year ended December 31, 2020, Millicom added property, plant and equipment for $649 million (December 31, 2019: $719 million) and received $9 million from disposal of property, plant and equipment (December 31, 2019: $24 million).

9. INTANGIBLE ASSETS

During the year ended December 31, 2020, Millicom added intangible assets for $520 million of which $421 million related to acquisition of spectrum and licenses, and $99 million to additions of other intangible assets (December 31, 2019: $101 million and $101 million, respectively ) and did not receive any proceeds from disposal of intangible assets (December 31, 2019: nil).

In December 2019, Telemovil El Salvador S.A. de C.V. ('Telemovil') acquired 50Mhz spectrum in the AWS band and paid an advance of $14 million. On January 8, 2020, Telemovil made a final payment of $20 million and started using the spectrum.

In December 2019, Tigo Colombia participated in an auction launched by the Ministerio de Tecnologias de la Informacion y las Comunicaciones (MINTIC), and acquired licenses granting the right to use a total of 40 MHz in the 700 MHz band. The 20-year license will expire in 2040. As a result of this auction,Tigo Colombia has strengthened its spectrum position, which also includes 55 MHz in the 1900 band and 30 MHz of AWS. Tigo Colombia agreed to a total notional consideration of COP 2.45 billion (equivalent to approximately US$710 million using the December 31, 2020 exchange rate), of which approximately 55% will be payable in cash and 45% in coverage obligations to be met by 2025.

An initial payment of approximately $33 million was made in Q2 2020, with the remainder payable in 12 annual installments beginning in 2026 and ending in 2037. The 55% cash portion bears interest at the Colombia-10 years Treasury Bond rate. In April and May 2020, local management received permission to operate 40 Mhz in the 700 MHz band and accounted for the spectrum at an amount of $388 million corresponding to the net present value of the future payments, plus other costs directly attributable to this acquisition. The related future interest commitments will be recognized as interest expense over the next 17 years. The remaining 45% consideration due as coverage obligations are currently being estimated and will be recognized in the statement of financial position as incurred.

 23

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

10. FINANCIAL OBLIGATIONS

A. Debt and financing

The most significant movements in debt and financing for the year ended December 31, 2020 were as follows:

Luxembourg

On October 27, 2020 Millicom completed the issuance of its 4.5% $500 million senior notes due 2031 in a private offering, following its proposed offering announcement dated October 19, 2020. The proceeds have been used to redeem, on October 29, 2020, Millicom’s 6.0% senior notes due 2025 (the “2025 Notes”) at a redemption price equal to 103% of the principal amount, plus accrued and unpaid interest. The early redemption premium amounted to $15 million and the remaining unamortized deferred costs to $7 million. Theses were recognized under "Interest and other financial expenses " in the Group's statement of income.

On October 15, 2020, Millicom entered into a 5 year, $600 million ESG-linked revolving credit facility (the "Facility") with a syndicate of 11 commercial banks. This facility is used to refinance Millicom's existing multi-currency revolving credit facility which was due to expire in 2022 and for general corporate purposes.

On November 17, 2020, Millicom fully repaid the $300 million facility with DNB/Nordea which was initially due on 2024.

El Salvador

On June 29, 2020, Telemovil El Salvador, S.A de C.V. repaid in its entirety $150 million of the principal under a credit agreement dated as of January 12, 2018 entered into with the Bank of Nova Scotia, as lender, and the Company as guarantor.

Honduras

On June 1, 2020, Honduras Cellular executed a $32 million bank loan agreement in equivalent amount in local currency for a10 year term.

Costa Rica

On June 29, 2020 Millicom Cable Costa Rica S.A. partially repaid an amount of $30 million towards its $150 million syndicated credit agreement dated as of April 13, 2018, and guaranteed by the Company.

 24

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

Bolivia

On December 16, 2020, Millicom's operation in Bolivia issued a BOB 345 million (approximately $49 million using the exchange rate as of December 31, 2020) senior notes due 2026.

Paraguay

On May 4, 2020, Telefónica Celular del Paraguay, S.A.E. ("Telecel"), completed the acquisition of another Millicom subsidiary in Paraguay - Mobile Cash Paraguay S.A , and further on June 30, 2020, the acquisition of Servicios y Productos Multimedios S.A.. Effective as of those dates, these new entities now form part of the borrower's group for purposes of the $550 million 5.875% Senior Notes due 2027 issued by Telecel. Also, as of July 7, 2020 Servicios y Productos Multimedios S.A. became guarantor of the 5.875% Notes due 2027.

On December 16, 2020, Telecel executed a credit agreement with Banco Continental S.A.E.C.A. for PYG 200 billion (approximately $29 million using the exchange rate as of December 31, 2020) with a duration of 2.5 years. Main aim is to refinance outstanding bank loans with maturities from 2021 to 2023.

Guatemala

On June 19, 2020, Comunicaciones Celulares, S.A. ("Comcel") entered into a credit agreement with Banco Industrial for GTQ 500 million (approximately $64 million using the exchange rate as of December 31, 2020) for a 5 year term.

During Q3 2020, Comcel's board of directors decided to redeem the $800 million aggregate principal amount of its outstanding 6.875% Senior Notes due 2024 on November 18, 2020. The redemption was officially announced on October 1, 2020 at a redemption price equal to 102.292% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest of $16 million, resulting in an aggregate amount of $834 million payable on November 18, 2020. This redemption was financed through a mix of local financing and shareholders' loans. The redemption premium ($18 million) and additional interest ($7 million), as well as the remaining unamortized deferred costs amounting to $8 million, have been expensed in Comcel's statement of income for the year ended December 31, 2020. The impact on the Group's statement of income is therefore an $18 million expense (at 55% ownership) recorded on the line "Share of profit in the joint ventures in Guatemala and Honduras".

On October 5, 2020, Comcel executed a credit agreement for GTQ 1,697 million (approximately $218 million using the exchange rate as of December 31, 2020) for a 5 year term with the aim to cancel the credit agreement with Banco Industrial and to finance and refinance working capital, capital expenditures and general corporate purposes.

 25

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

10. FINANCIAL OBLIGATIONS (Continued)

A. Debt and financing (Continued)

Panama

On October 15, 2020, Cable Onda S.A. partially repaid $50 million of its $75 million credit agreement dated as of August 27, 2019, with Banco Nacional de Panama S.A .

On December 1, 2020, Cable Onda S.A. executed a credit agreement with Bank of Nova Scotia for $110 million divided into 2 tranches. Tranche A ($85 million) was disbursed on December 1, 2020 to partially redeem the Local Bond ($85 million), and Tranche B is expected to be disbursed in Q1 2021.

Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S. dollars	As at December 31, 2020	December 31, 2019
Due within:
One year	113	186
One-two years	107	155
Two-three years	439	145
Three-four years	811	517
Four-five years	467	1,085
After five years	3,755	3,884
Total debt and financing	5,691	5,972

As at December 31, 2020, the Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees was $287 million (December 31, 2019: $464 million).

In addition to the above, in 2019, MIC Tanzania Public Limited Company entered into a loan facility agreement, with the Standard Bank of South Africa acting as an agent and a consortium of banks acting as the original lenders. The facility agreement, maturing in 2025, has an all asset debenture securing the whole amount, as well as a pledge over the shares of the immediate holding company of the borrower.

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at December 31, 2020 and December 31, 2019.

	Bank and financing guarantees (i)
in millions of U.S. dollars	As at December 31, 2020	As at December 31, 2019
Terms	Outstanding and Maximum exposure
0-1 year	59	29
1-3 years	227	134
3-5 years	—	300
Total	287	464

(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019	Three months ended December 31, 2020	Three months ended December 31, 2019
Interest expense on bonds and bank financing	(386)	(348)	(98)	(93)
Interest expense on leases	(156)	(157)	(40)	(44)
Early redemption charges	(15)	(10)	(15)	—
Others	(67)	(47)	(15)	(19)
Total interest and other financial expenses	(624)	(564)	(168)	(157)

 26

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

10. FINANCIAL OBLIGATIONS (Continued)

B. Lease liabilities

In early 2020, and following a change in regulation in Colombia, future lease payments for the use of certain public assets have been significantly decreased. This triggered a lease modification and a decrease of the related lease liabilities (and right-of-use assets) of approximately $45 million.

Except for the change above, there have been no other unusual significant events affecting lease liabilities (and right-of-use assets) during the year ended December 31, 2020.

11. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of December 31, 2020, the total amount of claims brought against Millicom and its subsidiaries is $284 million (December 31, 2019: $204 million). The Group's share of the comparable exposure for joint ventures is $14 million (December 31, 2019: $4 million).

As at December 31, 2020, $45 million has been provisioned by its subsidiaries for these risks in the consolidated statement of financial position (December 31, 2019: $30 million). The Group's share of provisions made by the joint ventures was $3 million (December 31, 2019: $3 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

On May 25, 2020, as a result of the termination of the Costa Rica acquisition (see Note 3), Telefonica filed a complaint, followed by an amended complaint on August 3, 2020, against us in the Supreme Court of New York. The amended complaint asserts claims for breach of contract and alleges, among other things, that we were required to close because the closing conditions specified in the sale and purchase agreement for the acquisition had been satisfied. The complaint seeks, among other relief, a declaration of Telefonica’s rights, and unspecified damages, costs, and fees. The case remains at a preliminary phase, with the discovery process set to commence after the Court’s denial of a motion to dismiss. We believe the complaint is without merit and that our position will ultimately be vindicated through the judicial process.

Taxation

At December 31, 2020, the tax risks exposure of the Group's subsidiaries is estimated at $339 million, for which provisions of $77 million have been recorded in tax liabilities; representing the probable amount of eventual claims and required payments related to those risks (December 31, 2019: $300 million of which provisions of $50 million were recorded). The Group's share of comparable tax exposure and provisions in its joint ventures amounts to $69 million (December 31, 2019: $49 million) and $7 million (December 31, 2019: $4 million), respectively.

Capital commitments

At December 31, 2020, the Company and its subsidiaries had fixed commitments to purchase network equipment, land and buildings, other fixed assets and intangible assets of $564 million of which $400 million are due within one year (December 31, 2019: $122 million of which $102 million are due within one year). Increase is mainly due to the newly acquired spectrum license by Tigo Colombia and the related network coverage obligations (note 9). The Group’s share of commitments in the joint ventures is $69 million and $52 million. (December 31, 2019: $52 million and $51 million).

 27

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

12. RELATED PARTY TRANSACTIONS

The following transactions were conducted with related parties during the three- month period and year ended December 31, 2020 and December 31, 2019:

in millions of U.S. dollars	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019	Three months ended December 31, 2020	Three months ended December 31, 2019
Expenses
Purchases of goods and services from Miffin	(216)	(214)	(60)	(55)
Purchases of goods and services from EPM	(37)	(42)	(9)	(13)
Lease of towers and related services from HT (i)	—	(146)	—	(28)
Other expenses	(57)	(10)	(48)	(128)
Total	(310)	(412)	(117)	(224)

(i)	HT ceased to be a related party on October 15, 2019 (note 14).

in millions of U.S. dollars	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019	Three months ended December 31, 2020	Three months ended December 31, 2019
Income / gains
Sale of goods and services to Miffin	327	306	90	84
Sale of goods and services to EPM	15	13	4	3
Other income / gains	2	3	—	2
Total	343	322	94	89

As at December 31, 2020 and December 31, 2019, the Group had the following balances with related parties:

in millions of U.S. dollars	As at December 31, 2020	As at December 31, 2019
Liabilities
Payables to Guatemala joint venture(i)	231	361
Payables to Honduras joint venture(ii)	103	133
Payables to EPM	20	37
Payables to Panama non-controlling interests	1	—
Other accounts payable	1	—
Total	356	531

(i)	Interest bearing shareholder loans of which $29 million are due after more than one year.

(ii)	Mainly advances for dividends expected to be declared in 2020 and shareholder loans.

 28

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

12. RELATED PARTY TRANSACTIONS (Continued)

in millions of U.S. dollars	As at December 31, 2020	As at December 31, 2019
Assets
Receivables from Guatemala joint venture (i)	206	11
Receivables from Honduras joint venture (ii)	84	11
Receivables from EPM	3	3
Receivables from Panama non-controlling interests	1	—
Receivable from AirtelTigo Ghana (iii)	—	43
Other accounts receivable	5	4
Total	299	73

(i)    In October 2020, Millicom granted a shareholder loan of $193 million to Guatemala (out of which $39 million is due after more than one year as of December 31, 2020. The loan bears interests at 4% p.a. and is repayable by December 15, 2021, at the latest. Together with other shareholder and external financings, the proceeds were used to repay the $800 million aggregate principal amount of its outstanding 6.875% Senior Notes due 2024 (note 10).

(ii)   In November 2020, our operations in Honduras completed a shareholding restructuring whereby Telefonica Cellular S.A. acquired the shares of Navega S.A. de CV from its existing shareholders. The sale consideration will be payable in several installments with a final settlement in November 2023. As of December 31, 2020, $51 million out of a total receivable of $79 million is due after more than one year and therefore disclosed in non-current assets. The disposal also triggered the recognition of a net gain of $ 4 million, under ‘Other operating income (expenses), net’ in the Group's statement of income, corresponding to the portion of gain realized on the unrelated investors' interests in the joint venture (i.e. 33.33%).

(iii)  In 2020, and as a result of the significant deterioration of the credit risk of AirtelTigo Ghana, combined with other unfavorable economic factors, Millicom concluded that this related party loan was underperforming and should be impaired. As a consequence, the Group fully impaired this receivable of $45 million during the year, disclosed under ' Other operating income (expenses), net' in the income statement..

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at December 31, 2020 and December 31, 2019:

in millions of U.S. dollars	Carrying value		Fair value(i)
	As at December 31, 2020	As at December 31, 2019	As at December 31, 2020	As at December 31, 2019
Financial liabilities
Debt and financing	5,691	5,972	5,572	6,229

(i)	Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

Currency and interest rate swap contracts

MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the SEK 2 billion (approximately $211 million) senior unsecured sustainability bond issued in May 2019. These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Their maturity date is May 2024. The hedging relationship is highly effective and related fluctuations are recorded through other comprehensive income. At December 31, 2020, the fair values of the swaps amount to an asset of $23 million (December 31, 2019: a liability of $0.2 million).

Colombia, El Salvador and Costa Rica operations have also entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. At December 31, 2020, the fair value of El Salvador amount to a liability of $3 million (December 31, 2019: a a liability of $3 million), Costa Rica swaps amount to a liability of $5 million and an asset of $1 million (December 31, 2019: a liability of $14 million) and the fair value of Colombia swap amount to a liability of $7 million (December 31, 2019: nil).

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy.

 29

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

13. FINANCIAL INSTRUMENTS (Continued)

Call and put options - Panama

As of December 31, 2020, the put option liability is valued at $262 million (December 31, 2019: $264 million) (being the higher of the value of the 'Transaction Price' put option and fair market value - for further details refer to the Group's 2019 consolidated financial statements). Changes in the value of the put option liability are recorded in the Group's statement of income under 'other non-operating (expenses) income, net' (see note 6).

As of December 31, 2020, call options have a fair value of $3 million (December 31, 2019: nil).

There are no other derivative financial instruments with a significant fair value at December 31, 2020.

14. EQUITY INVESTMENTS

As at December 31, 2020 and December 31, 2019, Millicom has the following investments in equity instruments measured at fair value through profit and loss under IFRS 9:

in millions of U.S. dollars	December 31, 2020	December 31, 2019
Investment in Jumia	—	32
Investment in HT	160	338
Equity investment - total	160	371

Jumia Technologies AG (“Jumia”)

In the course of June 2020, Millicom disposed of its entire stake in Jumia (approximately 6%) for a total net consideration of $29 million, triggering a net gain on disposal of $15 million recorded in the statement of income for the year ended December 31, 2020 under ‘other operating income (expenses), net’. The changes in fair value prior to the disposal were shown under 'Other non-operating (expenses) income, net' (note 6).

Helios Towers plc (“HT”)

During November 2020, Millicom disposed of a second portion of its shareholding in HT (52 million shares or 5.2%) for a total net consideration of GBP 80 million or $106 million (at a price per share of GBP 1.55), triggering the recognition of a net gain on disposal of $1 million. In June 2020, Millicom disposed of 33 million shares that it owned in HT for a total net consideration of GBP 49 million ($62 million), triggering a net gain on disposal of $5 million. Net gains on disposal have been recorded in the statement of income for the year ended December 31, 2020 under ‘other operating income (expenses), net’.

Following these disposals, Millicom owns a remaining shareholding of 7.6% in HT, valued at $160 million (level 1) at the December 31, 2020 share price (GBP 1.53). The changes in fair value are shown under 'Other non-operating (expenses) income, net' (see note 6).

 30

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2020

15. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.

At December 31, 2020, the equity accounted net assets of Millicom's joint ventures in Guatemala, Honduras and Ghana totaled $3,072 million (December 31, 2019: $3,346 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and previously unrecognized assets and assumed liabilities recognized as part of the purchase accounting). Out of these reserves, $153 million (December 31, 2019: $142 million) represent statutory reserves that are unavailable to be distributed to the Group. During the year ended December 31, 2020, Millicom’s joint ventures paid $71 million (December 31, 2019: $237 million) as dividends or dividend advances to the Company.

in millions of U.S. dollars	2020
	Guatemala(i)	Honduras (i)
Opening Balance at January 1, 2020	2,089	708
Disposal of the Group's investment in Navega to Celtel (ii)	—	(83)
Results for the period	144	27
Dividends declared during the period	(199)	(55)
Currency exchange differences	(3)	13
Closing Balance at December 31, 2020	2,031	610

(i)	Share of profit is recognized under ‘Share of profit in the joint ventures in Guatemala and Honduras’ in the statement of income.

(ii)	See note 12.

16. IPO – MILLICOM’S OPERATIONS IN TANZANIA

The Tanzanian government has implemented legislation requiring telecommunications companies to list their shares on the Dar es Salaam Stock Exchange and offer 25% of their shares in a Tanzanian public offering. The Group is currently planning for the IPO of our Tanzanian operation pursuant to the legislation and have filed a draft prospectus with the Tanzania Capital Market and Securities Authority in December 2019. The Regulator has since requested the Group to retain an underwriter to ensure the success of the IPO. Together with its investment bank advisers, the Group is seeking an underwriter active in the Tanzanian and Eastern African markets, a process currently underway.

17. SUBSEQUENT EVENTS

On February 11, Millicom announced that it has given notice to holders of its Notes due 2026, 2028 and 2029 of the company's intention to exercise its right to call 10% of the principal outstanding of these Notes at a price of 103%. Total consideration of approximately $180 million will be funded from cash, consistent with the company's decision to prioritize debt reduction.

 31

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: February 11, 2020